

Flower Turbines Projects Series 1, LLC

OFFERING STATEMENT

AN OFFERING CIRCULAR PURSUANT TO REGULATION CF RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING CIRCULAR FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF SUCH STATE. WE MAY ELECT TO SATISFY OUR OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE COMPLETION OF OUR SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING CIRCULAR IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

OFFERING SUMMARY

Issuer Name	Flower Turbines Projects Series 1, LLC
Doing Business As	Flower Turbines Projects Series 1
Offering Amount	$200,000 - $3,600,000
Security Type	Preferred Equity Units
Maturity*	Targeted 7 Years
Price	$500 per unit
First Payment	30 days after income computed and received for previous calendar year
Payments	Disbursed to investors annually

*Please read the Subscription Agreement for full details. These are equity securities with no end date; the Company is targeting a sale of the projects in the Company around year 7.

COMPANY OVERVIEW

Flower Turbines Projects Series 1 LLC uses the technology of Flower Turbines, Inc. to make small wind turbine projects. For the first time, we believe, small wind turbines are used to make projects containing multiple turbines.

The Company is offering up to 7,200 units of preferred equity to investors into the Projects Series 1 LLC. The Company has engaged Honeycomb Credit to perform administrative and technology-related functions in connection with this offering. The Company will pay a cash commission based on the funds raised, and described below.

Flower Turbines, Inc, the parent company, is an innovative small wind turbine company that, with 30 patents, is at the forefront of advancing the technology of small wind turbines. The technology most directly responsible for making the transition for small wind turbines into large farms and projects is the cluster effect--meaning that the more turbines added to a group, the more efficient the whole group becomes. As few as 4 turbines arranged correctly at close range produce the same energy as 8 separate turbines. This drives greater return on investment and energy per space used, in a windy area, to potentially 700% greater than solar. **This is the key to making successful wind projects.**

Other features of the turbines are enablers of the use of this ground-breaking concept:
Quiet
Beautiful
Bird friendly
Efficient on their own
Start at low speeds
Endure high speeds.

Flower Turbines Inc. and the subsidiary Series 1 LLC project company, are led by founder Dr. Daniel Farb and CEO, who has won numerous recognitions for himself and Flower Turbines, Inc.:
- US DOE Impel+ Innovator of the Year
- Solar Impulse Foundation Top 1000 Products to Combat Climate Change
- Pepperdine University Business School's Top Ten Most Fundable Companies

- Bloomfield Science Museum of Jerusalem: Top 45 Inventions in Israel's History
- Twice Winner of Dutch Government's Sustainability Award
- Winner of the Yes San Francisco Sustainability Award, in association with the World Economic Forum

Dr. Farb is a multidisciplinary high achiever who has degrees in humanities, science, and business, and set an academic record at Yale. He has experience in corporate sales; for example, an online training program in pharmaceuticals used by 5,000 people at BristolMyers Squibb. He has written numerous books on business and science.

COO of Flower Turbines, Inc., Warren Stoll, is a lawyer and fintech businessman who is experienced in bringing companies to exit, including one to Microsoft. His real estate experience is helpful in working with property owners on permitting their properties to participate.

Flower Turbines Projects Series 1 LLC - Company History
This offering is for a new company with no history. It is owned and operated by Flower Turbines, Inc., a small wind turbine technology developer and manufacturer. The Company was created specifically to build, own, and operate small wind turbine project(s) using the Flower Turbine patented technology. Our plan is to raise up to the maximum $3.6 million, and use the raised amount in this crowdfund to build as many project(s) as the capital allows. We see this functioning much like a close-ended fund; once the investment is closed, we do not expect to have additional preferred equity investment transactions occur and those parties who invested own a stable share of the profits.

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.

- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.

- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.

- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Flower Turbines Inc.	Class A Units	100% at start of round

The above is the only ownership outstanding for the Company. The ownership interests of parent company Flower Turbines, Inc. gives the owner the right to share in the profits of the Company. Class A Units are voting securities.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Mark Daniel Farb
Title: CEO/Manager
Company: Flower Turbines Project Series 1 LLC; 6/2025 to present

CEO of Flower Turbines
Dr. Mark Daniel Farb, has served as our chief executive officer, chief financial officer, secretary and sole director, since our inception in December 2019. Prior thereto, Dr. Farb served as the Manager of our predecessor-in-interest, Flower Turbines LLC, since its founding in September 2014. In 2006, Dr. Farb founded Leviathan Energy, a group of renewable energy companies in Israel and the U.S. and has been serving as its sole officer and director since its founding. Both Leviathan Energy Hydroelectric and Leviathan Energy Wind Lotus, a predecessor of Flower Turbines, won the prestigious Eurogia label for their work. A strong believer in the importance of ecology and an avid hiker, Dr. Farb is a thought leader in the area of renewable energy. He has filed over 60 patents, written over 100 books, and his small wind invention, the Wind Tulip, a predecessor of our existing products, was featured at Bloomfield Science Museum in Jerusalem as one of Israel's top 45 technologies in 2011. Flower Turbines Inc. was chosen by Pepperdine University Business School as among 30 finalists for the Most Fundable US Companies for 2020 out of 4,500 companies researched.

Key Team Member

Warren Stoll
COO of Flower Turbines Inc,
Warren Stoll, has served as our Chief Operating Officer since May 2021. Prior to joining Flower Turbines, between June 2017 and May 2021, he served as Chief Executive Officer of Loan Time, a fintech platform for medical loans, and between September 2009 and June 2017, he served as an independent consultant assisting clients navigate the real estate market and the risks related to real estate investments. Throughout his career, Mr. Stoll has led a series of technology and real estate businesses.

Beginning in 1979, Mr. Stoll raised venture capital for four start-ups, and led each company from inception to growth to a successful sale. In 1982, he founded Einstein software, which developed the Einstein word processor, which he subsequently sold to Microsoft. He has also located, analyzed, appraised, and negotiated the purchase and sale of numerous commercial properties. Mr. Stoll has a BA from CSUN and a JD from Southwestern School of Law. He is an avid fisherman, a devoted grandfather, and a champion chess player.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

The funds will be used entirely to make electricity-producing projects with the Flower Turbine Inc. technology that generates income for the Company.

The priority locations for these projects are West Texas (very windy), Hawaii (windy and high cost of electricity), and Long Island (windy and high cost of electricity)   There is no guarantee about final locations of projects; the management will work to find the most profitable projects with the funds that are raised, as quickly as commercially available.

The projects are built on site for businesses and institutions. That means we can provide electricity cheaper at the site of use than the electrical utility. This is because the utility has personnel, transmission, and other costs that make the cost of electricity so high that on-site production can be cheaper. Our plan is to have the hosts sign Power Purchase Agreements that provide electricity at 2 cents per kilowatt hour below the current electricity price during the period. We plan to install the projects at no cost to the host. Net, this benefits the host company for the project at no risk to it while providing an income to the investors.

The Company plans to target the sale of the projects owned by the Company around year 7. We plan to offer the host company the opportunity to purchase the project. If the host company does not want to purchase the project, we may look to refinance the project. We believe the projects will be able to be sold at the original investment amount or greater. The turbines of the projects are designed to last 20-40 years with minimal maintenance other than replacement of bearing grease. Therefore, transfer to another owner at 7 years will be of turbines that are close to new. With the cost of electricity expected to be higher and general inflation, this also supports receiving the original investment back and even an opportunity to sell the projects for greater. Whether a sale or refinance, the Company intends, but is not required to, use this as a means to pay investors back their original investment amount and end their investment in the Company.

Here are some examples:

DATA CENTERS

There are 3 ways Flower Turbines can sell cost-effective energy to data centers.

1. Clusters of turbines at ground level along the periphery

2. Clusters of turbines on rooftops
3. Recycling the exhaust used for cooling the centers. Data centers often create streams of constant high-velocity wind exhaust. Flower Turbines has a patent on how to capture this exhaust in the best way possible. This is a no-brainer great return on investment that is ecologically elegant.

VARIETY OF COMMERCIAL PROJECTS

Malls, resort hotels in areas of high energy cost, factories, and government buildings could all benefit from large clusters of turbines on-site that sell electricity below market cost. Many locations along the East and West Coasts, Alaska, and Hawaii have electricity costing 20 cents a kilowatt hour or much higher. Microgrids in remote communities are another great opportunity, particularly for First Nations in Canada.

Several wind projects are currently under negotiation in West Texas. Although energy prices there are moderate, they are rising, and the wind speed is among the best in the US. We estimate the investor return from projects we make there to be around 10% per year. Another major target is Hawaii, where the ROI is potentially in the range of 30%.

The management believes that the ownership of projects, as the Company is structured, could make an investment less risky than pure equity investments since the Company owns physical products that are revenue producing and have value.

Below is a summary of the Company's expected use of funds. Unused funds will be placed in a money market fund.

Item	Cost
Turbines	$2,520,000
Installation	$360,000
Overhead and Costs	$720,000
Total	**$3,600,000**

Turbines: This includes the cost of the Flower Turbines and their electronics

Installation: This includes materials and labor. A crane may be necessary. An electrician will connect the project to the grid.

Overhead and Costs: This includes platform fees, project acquisition fees, civil engineering, legal, insurance, and miscellaneous operational costs. The management will take its incentive compensation as a portion of the profit only after the investors receive a 5% per year return

The offering will terminate at the earlier of: (i) the date at which the maximum offering amount has been sold (ii) the date at which the offering is earlier terminated by the Company in its sole discretion or (iii) the close date of the offering.

The Company and Honeycomb Credit, Inc. have engaged a qualified third party, as Escrow facilitator, to hold any funds that are tendered by investors. The offering is being conducted on a best-efforts basis. The Company may undertake one or more closings on a rolling basis during the offering period, once the offering has been live for 21 days and hits its minimum funding goal.   After each closing, funds tendered by investors will be made available to the Company. After the initial closing of this offering, we expect to hold closings on at least a monthly basis.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OR GIVE ITS APPROVAL OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED ARE EXEMPT FROM REGISTRATION.

No sale may be made to you in this offering if the purchase price is over the 12 month rolling aggregate investment amount cap provided for in Regulation CF (CFR 227.100(a)2). Note - accredited investors are not held to the cap. Prior to making attestations related to thresholds and your investment, please review information on honeycombcredit.com. For general information on investing, we encourage you to refer to www.investor.gov.

There is currently no trading market for our units.

The holders of preferred equity units issued in this offering have no voting rights.

These are speculative securities. Investing in our units involves significant risks. You should purchase these securities only if you can afford a complete loss of your investment. See "Risk Factors"

Sales of these securities are made once the Company closes on funds or the raise itself closes, generally within a week of a close.

We shall file periodic reports as required pursuant to Regulation CF.

We are following the Form C format of disclosure under Regulation CF.

In the event that the company becomes a reporting company under the Securities Exchange Act of 1934, the company intends to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012.

THIS OFFERING CIRCULAR MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO OUR MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. WE DO NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money
When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Operating History
The Company has no operating history. The parent company has been incorporated since 2019 and as an LLC before that since 2013.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, in solar and large turbine wind projects, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Regulations
The ownership and operation of electrical energy operations are subject to a number of laws and regulations. Complying with these laws and regulations could prove costly.

Licensing Risk

The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Distributions to Investors Might Not Adequately Compensate For Risk
Theoretically, the dividend paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the dividend rate on your investment will compensate you adequately for the level of risk.

Not All Funds Might be Capable of Being Invested in a Project
This will lead to lower than anticipated returns.

We depend on certain key personnel and must attract and retain additional talent.
Our future success depends on the efforts of key personnel and consultants, especially our sole officer and director, Dr. Mark Daniel Farb. As we grow, we will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and our performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire, and retain the right talent or make too many hiring mistakes, it is likely that our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

The success of our business is highly correlated to general economic conditions.
 Demand for our products is highly correlated with general economic conditions, as a substantial portion of our revenue is derived from discretionary spending, which typically declines during times of economic instability. Declines in economic conditions in the United States or in other countries in which we operate and may operate in the future may adversely impact our financial results. Because such declines in demand are difficult to predict, we or our industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products. Our ability to grow or maintain our business may be adversely affected by sustained economic weakness and uncertainty, including the effect of wavering consumer confidence, high unemployment, and other factors. The inability to grow or maintain our business would adversely affect our business, financial conditions, and results of operations, and thereby an investment in our common stock.

Natural disasters and other events beyond our control could materially adversely affect us.
Natural disasters or other catastrophic events may cause damage or disruption to our operations, international commerce and the global economy, and thus could have a strong negative effect on us. Our business operations are subject to interruption by natural disasters, fire, power shortages, pandemics and other events beyond our control. Although we maintain crisis management and disaster

response plans, such events could make it difficult or impossible for us to deliver our products to our customers and could decrease demand for our products.

In addition, if the intensity and frequency of hurricanes, tornados, and other adverse weather conditions results from global warming, or otherwise, the same could affect the viability of our turbines to withstand such adverse weather in certain markets, which could adversely affect our business.

<u>We are exposed to risks associated with product liability claims in the event that the use or installation of our products results in injury or damage.</u>
 Since our products are electricity-delivering devices and our turbines have fast moving blades, it is possible that users or service providers could be injured or killed by our products, whether by product malfunctions, defects, improper installation or other causes. As a manufacturer of products that are used by consumers, we face an inherent risk of exposure to product liability claims or class action suits in the event that the use of the products we sell or install results in injury or damage. Moreover, to the extent that a claim is brought against us we may not have adequate resources in the event of a successful claim against us. The successful assertion of product liability claims against us could result in potentially significant monetary damages and, if our insurance protection is inadequate, to the extent we hold applicable insurance coverage, could require us to make significant payments.

<u>We could incur substantial costs to comply with environmental, health and safety ("EHS") laws and regulations and to address violations of our liabilities under these requirements.</u>
 Our operations are subject to a variety of EHS laws and regulations in the jurisdictions in which we operate and sell products governing, among other things, health, safety, pollution and protection of the environment and natural resources, including the use, handling, transportation and disposal of non-hazardous and hazardous materials and wastes, as well as emissions and discharges into the environment, including discharges to air, surface water, groundwater and soil, product content, performance and packaging. We cannot guarantee that we have been, or will at all times be, in compliance with such laws and regulations. Changes in existing EHS laws and regulations, or their application, could cause us to incur additional or unexpected costs to achieve or maintain compliance. Failure to comply with these laws and regulations, obtain the necessary permits to operate our business, or comply with the terms and conditions of such permits may subject us to a variety of administrative, civil and criminal enforcement measures, including the imposition of civil and criminal sanctions, monetary fines and penalties, remedial obligations, and the issuance of compliance requirements limiting or preventing some or all of our operations. The assertion of claims relating to regulatory compliance, on or off site contamination, natural resource damage, the discovery of previously unknown environmental liabilities, the imposition of criminal or civil fines or penalties and/or other sanctions, or the obligation to undertake investigation, remediation or monitoring activities could result in potentially significant costs and expenditures to address contamination or resolve claims or liabilities. Such costs and expenditures could have a material adverse effect on our business, financial condition or results of operations. Under certain circumstances, violation of such EHS laws and regulations could result in us being disqualified from eligibility to receive federal government contracts or subcontracts under the federal government's debarment and suspension system.

We also are subject to laws and regulations that impose liability and cleanup responsibility for releases of hazardous substances into the environment. Under certain of these laws and regulations, such liabilities can be imposed for cleanup of currently and formerly owned, leased or operated properties, or properties to which hazardous substances or wastes were sent by current or former operators at our current or former facilities, regardless of whether we directly caused the contamination or violated any law at the time of discharge or disposal. The presence of contamination from hazardous substances or wastes could interfere with ongoing operations or adversely affect our ability to sell, lease or use our properties as collateral for financing. We also could be held liable under third-party claims for property damage, natural resource damage or personal injury and for penalties and other damages under such environmental laws and regulations, which could have a material adverse effect on our business, financial condition and results of operations.

Changes to trade regulation, quotas, duties or tariffs, and sanctions caused by changing U.S. and geopolitical policies, may impact our competitive position or adversely impact our margins.
New tariffs have resulted in increased prices, including with respect to certain steel products, and could adversely affect our consolidated results of operations, financial position, and cash flows. These tariffs, along with any additional tariffs or trade restrictions that may be implemented by the U.S. or other countries, could result in further increased prices and a decreased available supply of steel and other imported components and inputs. We may not be able to pass price increases on to our customers and may not be able to secure adequate alternative sources of steel on a timely basis.

We rely on third parties to provide services essential to the success of our business.
We rely on third parties to provide a variety of essential business functions for us, including research and development, engineering, manufacturing, shipping, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. Any significant delays or other complications in maintaining our research and development partners, third party manufacturers, or manufacturing our products, including, but not limited to, complications associated with production or supply chain, or regulatory approvals, or any disruptions or failures to maintain our relationships, could materially damage our brand, business, prospects, financial condition, and operating results. There is currently a risk that the coronavirus outbreak in countries around the world may disrupt parts supply. We intend to mitigate this risk through inventory and supply chain management practices.

If we are unable to adequately control the costs associated with operating our business, our business, financial condition, operating results and prospects will suffer.
If we are unable to maintain a sufficiently low level of costs for manufacturing, marketing, selling, and distributing our products relative to their selling prices, our operating results, gross margins, business, and prospects could be materially and adversely impacted. Many of the factors that impact our operating costs are beyond our control. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

We may not be able to raise enough funds to fully implement our business plan and our investors may lose their entire investment.

Because no public trading market for our units currently exists, it will be difficult for you to sell the units and, if you are able to sell units, you may have to sell them at a substantial discount to the price you paid for the preferred equity units.

The parent company, Flower Turbines Inc., and its CEO have voting control of the Company

As of the date of this Form C, Flower Turbines holds 100% of our Class A units which holds all voting power. The Company is managed by the parent company, and its CEO is managing our Company. As a result, Flower Turbines Inc. is able to control our management and affairs, including but not limited to approval of significant corporate transactions. This concentration of ownership and voting power could result in decisions being made that do not favor the preferred equity investors. Preferred Equity Unit holders have no voting rights regarding the management or operation of the business of the Company or any other matter relating to the Company.

Management discretion as to use of proceeds.

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The use of proceeds described herein is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

The subscription agreement has a forum selection provision that requires disputes be resolved in state or federal courts in the State of New York, regardless of convenience or cost to you, the investor.

In order to invest in this offering, investors agree to resolve disputes arising under the subscription agreement in state or federal courts located in the State of New York, for the purpose of any suit, action or other proceeding arising out of or based upon the agreement. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. We believe that the exclusive forum provision applies to claims arising under the Securities Act, but there is uncertainty as to whether a court would enforce such a provision in this context. Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. As a result, the exclusive forum provision will not apply to suits brought to enforce any duty or liability created by the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. You will not be deemed to have waived the company's compliance with the federal securities laws and the rules and regulations thereunder. This forum selection provision may limit your ability to obtain a favorable judicial forum for disputes with us. Although we believe the provision benefits us by limiting our litigation costs, to the extent it is enforceable, the forum selection provision may limit investors' ability to bring claims in judicial forums that they find favorable to such disputes, may increase investors' costs of bringing suit and may discourage lawsuits with respect to such claims. Alternatively, if a court were to find the provision inapplicable to, or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition or results of operations.

<u>Investors in this offering may not be entitled to a jury trial with respect to claims arising under the subscription agreement, which could result in less favorable outcomes to the plaintiff(s) in any action under the agreement.</u>

Investors in this offering will be bound by the subscription agreement, which includes a provision under which investors waive the right to a jury trial of any claim they may have against the company arising out of or relating to the agreement, including any claims made under the federal securities laws. By signing the agreement, the investor warrants that the investor has reviewed this waiver with his or her legal counsel, and knowingly and voluntarily waives the investor's jury trial rights following consultation with the investor's legal counsel.

If we opposed a jury trial demand based on the waiver, a court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To our knowledge, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by a federal court. However, we believe that a contractual pre-dispute jury trial waiver provision is generally enforceable, including under the laws of the State of New York, which governs the agreement, by a federal or state court in the State of New York. In determining whether to enforce a contractual pre-dispute jury trial waiver provision, courts will generally consider whether the visibility of the jury trial waiver provision within the agreement is sufficiently prominent such that a party knowingly, intelligently and voluntarily waived the right to a jury trial. We believe that this is the case with respect to the subscription agreement. You should consult legal counsel regarding the jury waiver provision before entering into the subscription agreement.

No Right to Participate in Management
You will not have the right to control the Company in any way or to participate in its management. You should invest only if you are willing to rely completely on the Company's management team.

Reliance On Management Team
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Note.

Limited Products And Services
Most small and/or start up businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk

The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn

The projects could lose value in an economic downturn.

Risk of Decreases in Electricity Costs

The projects could lose value and provide lower dividends in the event of lower electricity prices.

Environmental Risk

The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Liability Risk

Any wind turbine could face liability risks.

Price Risk

The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk

At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section. It is possible that all funds may not match exactly the projects; the return of investment of those funds may be less in a money market fund than when invested in a project.

Personnel Risk

The Company uses human personnel to produce its projects. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk

The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital

The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Inability To Sell Your Unit(s)

You should consider an investment in the securities as illiquid and you should be prepared to hold them for its full term. First, the law prohibits you from selling your Preferred Equity Unit(s)(except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. The Company may require you to obtain a legal opinion in advance of a sale or transfer which can be cost prohibitive. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market.

Limitation of Individual Rights in Event of Default

In the event of a default, cash available will go first to creditors of the Company. It is possible that all equity holders will lose their investment and never receive their expected return.

Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things

The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses

Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest

In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws

The Notes will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Notes are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information

Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information

The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges

Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement

If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Lenders Could Have Superior Rights

The Company may take out loans. In itself, this is not risky, but these lenders will have a claim to collateral superior to those of equity holders. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the equity holders do not have such claims. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them.

Customer Payment Risk

There is a risk that the host companies fail to make payments to the Company and default under the Purchase Agreements. Although the Company has the right to remove equipment from a location upon a customer's default, some of the equipment is difficult to remove and the removed equipment may not retain full value, which results in limited or no cash recoupment from the equipment which proceeds would be used to pay the Investors.

The Company's asset size and project numbers will be small relative to a large portfolio of projects and thus carry a lack of diversification risk. The Company is a "non-diversified" investment and changes in the financial condition or market value in its industry may cause a greater fluctuation than in a "diversified investment".

Project Uncertainty

The Company may have difficulty deploying all the funds raised in a timely manner, and thus the funds will sit in a money market fund. This can significantly reduce the revenue and thus investor cash distributions. Investors may receive a lower return than expected. Projects that may be in the pipeline may not come to fruition, or experience extensive delays due to permitting or other issues. Example locations or projects may not actually get executed. Thus returns to investors may vary substantially from expectations.

<u>Financial Projections Risk</u>

Revenues are dependent on electricity costs in the area of the project as the Purchase Agreements are designed so that the host pays a cost below the going electricity rate. Should that rate go down, or costs for the Company go up or are unexpected, our actual financial results can be significantly lower. If the sale of the projects occurs at prices lower than the original investment amount paid by investors, investors may never receive back their original investment amount or it may be much later than expected, adjusting the return investors actually receive. There is no guarantee that the Company will be able to sell the projects.

While the recent tax bill has allowed for tax incentives to be available to projects like ours through 2027, and the Company expects to qualify for the federal tax incentives. Given delays or other issues, the Company may not qualify. The Company expects to be able to sell the credits to a third party and return the proceeds to investors. There is a risk the Company will not find a buyer at a price close to full value or at all. The sale of Carbon credits while not factored into financial projections currently, may be difficult to sell if at all.

<u>Technology Risk</u>

There is a risk that our turbines fail to work as expected. While the company has patents for its unique technology, there is a risk that a competitor develops a similar product or superior.

With all technology, there is a possibility of having unexpected software or hardware failures. If this occurs, it would require repair or replacement. This would inhibit the operation until repaired or replaced, and create a loss of revenue and an additional cost burden to the Company.

<u>Competition Risk</u>

While the Company believes the Flower Turbines tech is the only of its kind. There is an incredible amount of innovation in the energy space. Competition from other sources of energy may make it difficult to lock in projects now or sell our projects at our targeted horizon.

<u>Cybersecurity Risks</u>

The Company could be subject to cybersecurity attacks by third parties. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack the Company's products or otherwise exploit any security vulnerabilities. A disruption, infiltration or failure of the Company's information infrastructure systems or any data center as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect the Company's business.

<u>No Tax Advice</u>

No assurance or warranty of any kind is made with respect to any tax consequences relating to an investment in the Company. Each prospective Investor should consult with and rely solely upon the advice of his, her or its own tax advisers.

Investors will receive K-1s. The Operating Agreement describes the Terms of the preferred equity being offered. The Company is taxed as a partnership. That has certain implications for owners of the Units. Investors should read the Operating Agreement and if they have any questions, please ask their tax advisors.

<u>This Offering Allows for "Early" and "Rolling Closes"</u>

Once the offering hits its minimum target amount and has been open for 21 days, the Company can choose to Close early the offering or execute a Rolling Close. If the Company meets certain requirements (described in the Appendix 1 "Early Closes, Rolling Closes and Material Changes"), an interim or Rolling Close of the Offering can occur. This will allow the Company to close on investment commitments and draw down proceeds from those investment commitments during the relevant period.

If the Company chooses to continue their Offering afterwards, and a later material change occurs as the Offering continues, investors who had their investment commitment closed upon, will not have the opportunity to re-confirm or cancel their investment commitment as it is considered completed and they are investors in the Company.

If an investor's investment commitment was completed and the investor decides to invest again in the same Offering, they will do so by initiating a new investment commitment subject to the cancellation rights of the relevant period. Early stage companies can be subject to material changes, and many times these changes are hard to predict and can happen with very short notice. Investors with commitments completed during a rolling close will not benefit from the material information to which later investors will have access.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$200,000.00	$3,600,000.00
Less: Intermediary Fee*	- $16,500.00	- $238,500.00
Net Proceeds	$183,500.00	$3,361,500.00

Applied at a marginal rate based on the total amount raised: Up to $150,000 = 8.5%; $150,001 - $300,000 = 7.5%; $300,001+ = 6.5%

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The securities being offered to investors are preferred equity membership interests, called Class CF Preferred Units, which we may refer to as "preferred equity, equity, units, or membership interests" The Units are governed by a separate document called the Subscription Agreement (which includes the Operating Agreement), which you can view by clicking the link to the SEC filing on the "Overview" tab of the campaign page.

A special purpose LLC, a Flower Turbines Inc. subsidiary, incorporated as Flower Turbines Projects Series 1 LLC, sells member interests in the Company (which intends to own projects), in increments of $500. Subject to management approval, each year's profits (referred to as cash available for distribution in the Operating Agreement) are first allocated to the investors until they reach 5% of their invested capital. After the investors receive 5% of their invested capital for that year, remaining profits are split 50/50 between the investors and Flower Turbines, Inc. Note: this profit includes sales of tax credits (expected to be 30-40% of the project) and carbon credits if available. The Company expects depreciation of the turbines will be recaptured in a year of asset sale. Distributions are planned to be distributed at the end of the calendar year. Investors will receive a K-1 for each calendar year.

The Company plans to sell the projects around year 7 and use these sales to return investor capital by year 7. It is understood that market conditions may justify an earlier or later sale. Due to the possibility of general and energy inflation, the projects might increase in value and a capital gain occurs on the sale of projects.

The resulting funds from an asset sale will first pay back the investors their capital invested plus any missed annual 5% distributions, and then the remaining appreciation, if any, is split 50/50 between the investors and Flower Turbines, Inc.

Is a profit likely? A Flower Turbine cluster in a windy area can produce electricity at 3 to 10 cents per kilowatt hour. According to company calculations, the average electric bill in the US is 12 to 15 cents per kilowatt hour. Many locations on the coasts are 25 cents and Hawaii is around 50 cents. We see many locations for profitable installations offering carbon free and lower-cost electricity to the user.

Project specific example, client interested: A factory in Texas in one of the windiest cities in the US is interested in reducing their electric bill of 8,000 kilowatt hours per month. They pay $0.145 per kilowatt hour, so they pay around $17,000 a year in electric bills. They have free space to install 6 of our 8-meter-size turbines. We will charge them 2 cents per kilowatt hour less for the electricity generated by the turbines. The turbines will cost us around $160,000 to install. We anticipate a return on investment of approximately 10% per year for the project; in this scenario, based on the payment flow outlined, it is likely that the investor dividend share could be 7.5% per year. This does not include additional potential distributions from (1) any sale of tax or carbon credits or (2) any potential capital appreciation from the sale of the project.

Example of potential numbers for the investor: Investment of $1 million from Crowd investors. Profit of $100,00 in the first year from electricity sales. One-time tax credit of $300,000 (because the project company owns the turbines). Investors receive $50,000 (5% X $1 million) plus 0.5* ($50,000+300,000) or $175,000 in the first year, not including depreciation. Return first year: $225,000 (22.5%) not including depreciation. Assuming the same profit each of the following years: $75,000 plus depreciation. Due to energy inflation, the project may be worth more if it is sold at the end of 7 years, so there is a possibility of capital gains at the end. The company cannot guarantee liquidation in the seventh year. If the project is now sold for $1.1 million, the investor receives the first $1 million to refund original capital invested, and the remaining $100,000 is split between the Crowd and Flower Turbines Inc.

Despite recent changes to federal clean energy tax policy, tax incentives remain available for qualifying wind projects placed in service by the end of 2027. The Company anticipates that its projects will meet the applicable requirements to benefit fully from these incentives. Note: With appropriate attention to regulations such as US manufacturing, the tax credit of $300,000 could become $400,000, the full amount available. It is possible that brokerage fees might reduce these benefits to a lower amount. The Company plans to sell the tax credits in the transfer market; typically the market for large scale tax credits trade below 100% of their face value. We estimate we will receive approximately 80% of the tax incentive value - it could be higher or lower.

We expect to return your original investment amount (sometimes referred to as Principal) when the project is sold or refinanced, as in the example above.

This section summarizes the certain features of the Class CF Preferred Units as described in the Subscription Agreement. However, this is only a summary. Before investing, you should read the Subscription Agreement in its entirety.

- The original investment or principal amount will be the amount you invest.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Unit(s), you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default related to the Company, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell yourUnit(s), you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The membership interests being offered have no voting rights.

- The Terms of the membership units being offered may not be modified or amended.

Subscription Procedures

Investors may subscribe by tendering funds via wire, credit or debit card, or ACH only, checks will not be accepted, to the escrow account to be setup by the Escrow Agent. Tendered funds will remain in escrow until a closing has occurred. Honeycomb will assist with the facilitation of credit and debit card payments through the Online Platform. Investors pay transaction costs related to their purchase of securities via the Honeycomb platform in addition to their purchase amount for securities, disclosed on the Honeycomb site.   The Company may decide to pay for certain transaction costs during special promotional days during the raise - we expect the average funds cost to be conservatively 4% and will budget accordingly, paid in advance of receiving our funds. Upon a closing, funds tendered by investors will be made available to the company for its use.

In order to invest you will be required to subscribe to the offering via the Honeycomb Credit online platform and agree to the terms of the offering, Subscription Agreement, and any other relevant exhibit attached thereto. Investors will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation by the investor to the effect that, if the investor is not an "accredited investor" as defined under securities law, the investor is investing an amount that does not exceed the threshold amounts as allowed by regulation (227.100, subpart A). The portal has also built into the investor check out process these thresholds to guide the investor.

Investor funds will be held by the Escrow Agent pending closing or termination of the offering. As part of the investment process on Honeycomb Credit, all subscribers will choose their payment method – credit or debit card, ACH transfer, or Wallet (if they have funds in their Honeycomb Wallet) or a Hybrid payment (Wallet and ACH). The funds will be deposited directly to the escrow account established for this offering. The company may terminate the offering at any time for any reason at its sole discretion. Investors should understand that acceptance of their funds into escrow does not necessarily result in their receiving equity preferred units; escrowed funds may be returned.

Per Regulation Crowdfunding, each offering must have a qualified third party, an Escrow provider, that has agreed in writing to hold the funds during the raise process. The use of the Escrow Agent's technology should not be interpreted and is not intended as an endorsement or recommendation by it of the company or this offering. In the event that the company terminates the offering while investor funds are held in escrow, those funds will promptly be refunded to each investor without deduction or interest and in accordance with Rule 10b-9 under the Exchange Act.

Restrictions on Transfer of the Securities Being Offered

The Unit(s) will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Operating Agreement prohibits the sale or other transfer of Notes without the Company's consent. The Company may require a legal opinion to make a sale/transfer which can be cost prohibitive.
- If you want to sell your security, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for the Unit(s) as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to sell/transfer the Unit(s) except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's Units.I

As a result, you should plan to hold your Unit(s) until the projects are sold or refinanced, which the Company plans to be approximately 7 years.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the Security Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the security agreement. For example, the Company could issue security agreements that are secured by specific property of the Company.

1. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

The owners of the equity preferred units have no voting rights. All voting rights are held by the Class A Units.

2. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding Unit(s). They could also issue other classes of securities with rights superior to those of investors holding Unit(s).

3. *How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.*

The value of the Security is determined by the face amount of the security to be issued. The terms of the Security were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the security in the future. In the event that future valuation is required, any value given by the company will be determined in accordance with U.S. generally accepted accounting principles.

4. *What are the risks to purchasers of the securities relating to minority ownership in the issuer?*

The company could issue securities with rights superior to those of the Unit(s).

5. *What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?*

Corporate actions, including additional issuances of securities
A corporate action such as the issuance of securities may create creditors that stand in front of Unit holders for cash. The Unit holders cannot control the management of the Company as they have no voting rights.

Company repurchases of securities
Any repurchase of securities potentially reduces the Company's available funds to support its business. Repurchases of Securities issued in this offering may be at a lesser value than they were purchased for.

A sale of the Company or of assets of the Company
A sale of the Company or assets of the Company may be at a lesser value than the valuation you might expect for the Company. If the proceeds of a Company sale or other liquidity event do not exceed indebtedness owed by the Company, or the Company's creditor claims, if applicable, then such Company sale or liquidity event may result in a complete loss of your investment.

Related party transactions
It is possible that a related party transaction may be on terms that are not reflective of fair market value.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

6. *What other exempt offerings has the issuer conducted within the past three years?*

None

7. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
   1. *any director or officer of the issuer;*
   2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
   3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
   4. *or (4) any immediate family member of any of the foregoing persons.*

None

FINANCIAL CONDITION OF THE ISSUER

The Company needs funds from this offering to commence operations. Without these funds, the Company would need to find other investment to begin operations. At this time, the Company has no plans to raise additional capital. The Company is seeking financing and its financial future cannot be guaranteed.

The Company has no current debt obligations.

FINANCIAL INFORMATION

Please See Exhibit D for Audited Financial Statement reviewed by a Certified Public Accountant (CPA)

In order to illustrate the investor's potential future earning potential, the Company has provided a summary of its Financial forecast per investor unit. The forecast has been developed by the Company using reasonable best practices based on their understanding of the industry and markets they wish to enter. Please refer to the Risks section for a list of the risks associated with an investment in the Company.

The 3 exhibits below are financial projections provided to show how projects in different locations may perform. It assumes an investment of 2 units of $500 each. All exhibits are theoretical, not guaranteed, but based on reasonable and expected conditions for a project in the state/location. All exhibits assume:

Assumes an overall project size of 10 turbines costing $200,000
Price per kilowatt based on utility price in the area of the project minus 2 cents
For simplicity, depreciation is not included as it is deducted and then added in
We assume the sale price will be according to the price of electricity increasing by 3% per year, the long term average

Note: the cash return to investor will follow the waterfall as described in the Operating agreement and discussed above in the section labeled "Transaction Mechanics" where an example shows how project returns result in investor cash distributions.

The following is a likely return for a project in Texas

For a two unit of investment at $1000 - Texas							year of sale	total return
Income	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	
Capital plus inflation at 3%=sale price	1000	1030	1061	1093	1126	1159	1194	
Sale of asset at end	0	0	0	0	0	0	1194	
Likely electricity sale	109.5	112.8	116.2	119.7	123.2	126.9	130.7	
Profit from sale of tax credits in year 1	320	0	0	0	0	0	0	
Total gain	430	113	116	120	123	127	1325	2353
Costs								
Fees (platform, credit card, accountant, ACH distribution, etc.)	155	15	15	15	15	15	15	
Maintenance	0	10	10	10	10	10	10	
Operating costs	50	10	10	10	10	10	50	
Total Expenses	205	35	35	35	35	35	75	455
Total profit in dollars after expenses (EBITDA)	225	78	81	85	88	92	1250	1,898
Total ROI in per cent								90%
Return per year in per cent for project								13%

Exhibit 1. Financial Project for a potential project in Texas. Given other states can have higher electricity costs, other project locations may have higher electricity costs.

Assumptions - Texas								
project with 10 turbines costs	200,000							
Texas		Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7
electricity produced per year in kilowatts		175200	175200	175200	175200	175200	175200	175200
price per kilowatt year 1		0.125	0.129	0.133	0.137	0.141	0.145	0.149
value of electricity year		21900	22557	23234	23931	24649	25388	26150
value of electricity per 1000 unit sold		109.50	112.79	116.17	119.65	123.24	126.94	130.75

The following is a likely return for a project in Hawaii.

For a two unit of investment at $1000 - Hawaii							year of sale	total return
Income	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	
Capital plus inflation at 3%=sale price	1000	1030	1061	1093	1126	1159	1194	
Sale of asset at end	0	0	0	0	0	0	1194	
Likely electricity sales	394.2	406.0	418.2	430.8	443.7	457.0	470.7	
Profit from sale of tax credits in year 1	320	0	0	0	0	0	0	
Total gain	714	406	418	431	444	457	1665	4535
Costs								
Platform fees	85	0	0	0	0	0	0	
Other fees	20	5	5	5	5	5	5	
Maintenance	0	10	10	10	10	10	10	
Operating costs	50	10	10	10	10	10	50	
Total Expenses	155	25	25	25	25	25	65	
Total return in dollars after expenses	559	381	393	406	419	432	1600	4,190
Total ROI in per cent								319%
Return per year in per cent								46%

Exhibit 2. Financial Project for a potential project in Hawaii.

Assumptions								
project with 10 turbines costs	200,000							
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	
electricity produced per year in kilowatts	175200	175200	175200	175200	175200	175200	175200	
price per kilowatt year 1	0.450	0.464	0.477	0.492	0.506	0.522	0.537	
value of electricity year	78840	81205	83641	86151	88735	91397	94139	
value of electricity per 1000 unit sold	394.20	406.03	418.21	430.75	443.68	456.99	470.70	

The following is a likely project return for a project in Long Island NY.

For a two unit of investment at $1000 - Long Island							year of sale	total return
Income	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	
Capital plus inflation at 3%=sale price	1000	1030	1061	1093	1126	1159	1194	
Sale of asset at end	0	0	0	0	0	0	1194	
Likely electricity sales	175.2	180.5	185.9	191.4	197.2	203.1	209.2	
Profit from sale of tax credits in year 1	320	0	0	0	0	0	0	
Total gain	495	180	186	191	197	203	1403	2856
Costs								
Platform fees	85	0	0	0	0	0	0	
Other fees	20	5	5	5	5	5	5	
Maintenance	0	10	10	10	10	10	10	
Operating costs	50	10	10	10	10	10	50	
Total Expenses	155	25	25	25	25	25	65	
Total return in dollars after expenses	**340**	**155**	**161**	**166**	**172**	**178**	**1338**	**2,511**
Total ROI in per cent								**151%**
Return per year								**22%**

Exhibit 3. Financial Project for a potential project in Long Island, NY.

Assumptions							
project with 10 turbines costs	*200,000*						
	Year 1	*Year 2*	*Year 3*	*Year 4*	*Year 5*	*Year 6*	*Year 7*
electricity produced per year in kilowatts	*175200*	*175200*	*175200*	*175200*	*175200*	*175200*	*175200*
price per kilowatt year 1	*0.200*	*0.206*	*0.212*	*0.219*	*0.225*	*0.232*	*0.239*
value of electricity year	*35040*	*36091*	*37174*	*38289*	*39438*	*40621*	*41840*
value of electricity per 1000 unit sold	*175.20*	*180.46*	*185.87*	*191.45*	*197.19*	*203.10*	*209.20*

The fiscal year end for this business is 12/31.

There have been no changes in the Company ownership for the period reviewed.

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

     i) in connection with the purchase or sale of any security;

     ii) involving the making of any false filing with the SEC;

     iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

     i) in connection with the purchase or sale of any security;

     ii) involving the making of any false filing with the Commission;

     iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
     i) at the time of the filing of this offering statement bars the person from:
          a)   association with an entity regulated by such commission, authority, agency or officer;
          b)   engaging in the business of securities, insurance or banking;
          c)   engaging in savings association or credit union activities; or

ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

ii) places limitation on the activities, functions or operations of such person;

iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:
i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.


ONGOING REPORTING


The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

FLOWER TURBINES PROJECT SERIES 1 LLC

SUBSCRIPTION AGREEMENT

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) AND REGULATION CROWDFUNDING OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "*SECURITIES ACT*") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. NO FEDERAL OR STATE SECURITIES ADMINISTRATOR HAS REVIEWED OR PASSED ON THE ACCURACY OR ADEQUACY OF THE OFFERING MATERIALS FOR THESE SECURITIES. THERE ARE SIGNIFICANT RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN AND NO RESALE MARKET MAY BE AVAILABLE AFTER RESTRICTIONS EXPIRE. THE PURCHASE OF THESE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT WITHOUT A CHANGE IN THEIR LIFESTYLE.

The Managers of:

FLOWER TURBINES PROJECT SERIES 1 LLC
PO Box 647
Lawrence, NY. 11559

1. **Background.** The undersigned understands that FLOWER TURBINES PROJECT SERIES 1 LLC, a Wyoming limited liability company (the "*Company*"), is conducting an offering (the "*Offering*") under Section 4(a)(6) of the Securities Act of 1933, as amended (the "*Securities Act*") and Regulation Crowdfunding promulgated thereunder. This Offering is made pursuant to the Form C of the Company that has been filed by the Company with the Securities and Exchange Commission and is being made available on the Honeycomb Credit's (the "*Portal*") website, as the same may be amended from time to time (the "*Form C*") and the Offering Statement, which is included therein (the "*Offering Statement*") and attached as Appendix 2 hereto. The Company is offering to both accredited and non-accredited investors up to 7,200 Class CF Preferred Units (each a "*Unit*" and, collectively, the "*Units*" or "*Securities*") at a purchase price of $500.00 per Unit.   The minimum amount or target amount to be raised in the Offering is $200,000.00 (the "*Target Offering Amount*") and the maximum amount to be raised in the Offering is $3,600,000 (the "*Maximum Offering Amount*"). If the Offering is oversubscribed beyond the Target Offering Amount, the Company will sell Units on a basis to be determined by the Company's management. The Company is offering the Units to prospective investors through the Portal. The Portal is registered with the Securities and Exchange Commission (the "*SEC*") as a funding portal and is a funding portal member of the Financial Industry Regulatory Authority. The Company will pay the Portal a commission applied at a marginal rate based on the total amount raised: Up

to $150,000 = 8.5\%$; $150.01 - \$300,000\ 7.5\%$; $300.001+ = 6.5\%$ in the Offering. Investors should carefully review the Form C and the accompanying Offering Statement, which are available on the website of the Portal at https://www.honeycombcredit.com.

2. **Subscription**.

The terms of the Units are generally summarized in the section entitled "Terms of the Offering" in the Form C, and are also summarized in Appendix 1 attached hereto. Appendix 4 attached hereto contains a redacted copy of the Company's Operating Agreement, dated July 22, 2025 (the "*Operating Agreement*"). Capitalized terms used, but not otherwise defined herein, shall have the respective meanings ascribed to such terms in the Operating Agreement. In the case of a discrepancy between this agreement, the Form C, and/or the Operating Agreement, the terms in the Operating Agreement shall govern.

    a. *Terms*. Subject to the terms of this Subscription Agreement (the "*Agreement*") and the Form C and related Offering Statement, which are attached hereto as Appendix 1 and the undersigned hereby subscribes to purchase the number of Units equal to the quotient of the undersigned's subscription amount as indicated through the Portal's platform divided by the Purchase Price and shall pay the aggregate Purchase Price in the manner specified in the Form C and Offering Statement and as per the directions of the Portal through the Portal's website. Such subscription shall be deemed to be accepted by the Company only when the Subscription Agreement is countersigned on the Company's behalf. No investor may subscribe for a Unit in the Offering after the Offering campaign deadline as specified in the Offering Statement and on the Portal's website (the "*Offering Deadline*").

    b. *Acceptance*. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject the Subscription Agreement, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when the Subscription Agreement is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers. Notwithstanding anything in this Agreement to the contrary, the Company shall have no obligation to issue any of the Securities to any person who is a resident of a jurisdiction in which the issuance of Securities to such person would constitute a violation of the securities, "blue sky" or other similar laws of such jurisdiction.

    c. *Payment*. Payment for the Securities shall be received by the Company from the undersigned by payment methods available on the Honeycomb Credit portal in immediately available funds or other means approved by the Company, processed through the Portal's qualified third-party, at or prior to the Closing, for the aggregate Purchase Price for the number of Units such Subscriber is purchasing.

3. **Closing**.

a. *Closing*. Subject to Section 3(b), the final closing of the sale and purchase of the Units pursuant to this Agreement (the "*Closing*") shall take place through the Portal within five (5) Business Days after the Offering Deadline (the "*Closing Date*").

b. *Closing Conditions*. The Closing is conditioned upon satisfaction of all the following conditions:

    i.   prior to the Offering Deadline, the Company shall have received aggregate subscriptions for Units in an aggregate investment amount of at least the Target Offering Amount;

    ii.   at the time of the Closing, the Company shall have received into the escrow account established with the Portal and the escrow agent in cleared funds, and is accepting, subscriptions for Units having an aggregate investment amount of at least the Target Offering Amount; and

    iii.   the representations and warranties of the Company contained in Section 7 hereof and of the undersigned contained in Section 5 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

4. **Termination of the Offering; Other Offerings**. The undersigned understands that the Company may terminate the Offering at any time. The undersigned further understands that during and following termination of the Offering, the Company may undertake offerings of other securities, which may or may not be on terms more favorable to an investor than the terms of this Offering.

5. **Subscriber Representations**. The undersigned represents and warrants to the Company and the Company's agents as follows:

a. The undersigned understands and accepts that the purchase of the Units involves various risks, including the risks outlined in the Form C, which includes the Offering Statement, and in this Agreement. The undersigned can bear the economic risk of this investment and can afford a complete loss thereof; the undersigned has sufficient liquid assets to pay the full purchase price for the Units; and the undersigned has adequate means of providing for its current needs and possible contingencies and has no present need for liquidity of the undersigned's investment in the Company.

b. The undersigned acknowledges that at no time has it been expressly or implicitly represented, guaranteed or warranted to the undersigned by the Company or any other person that a percentage of profit and/or amount or type of gain or other consideration will be realized because of the purchase of the Units.

c. Including the amount set forth on the signature page hereto, in the past 12-month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation Crowdfunding.

d. The undersigned has received and reviewed a copy of the Form C, which includes the Offering Statement. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C which includes the Offering Statement to make the decision to purchase the Units.

e. The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, the Portal, or any of their respective affiliates, as investment advice or as a recommendation to purchase the Units. It is understood that information and explanations related to the terms and conditions of the Units provided in the Form C which includes Offering Statement, and this Subscription Agreement or otherwise by the Company, the Portal or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Units, and that neither the Company, the Portal nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Units. The undersigned acknowledges that neither the Company, the Portal nor any of their respective affiliates have made any representation regarding the proper characterization of the Units for purposes of determining the undersigned's authority or suitability to invest in the Units.

f. The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C which includes the Offering Statement. The undersigned has had access to such information concerning the Company and the Units as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Units.

g. The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

h. The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Units, without interest thereon, to the undersigned.

i. The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Units or made any finding or determination concerning the fairness or advisability of this investment.

j. The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of investment in the Units or (ii) made any representation to the undersigned regarding the legality of an investment in the Units under applicable legal investment or similar laws or regulations. In deciding to purchase the Units, the undersigned is not relying on the advice or recommendations of the Company, the Portal or any of their respective affiliates, and the undersigned has made its own independent decision, alone or in consultation with its investment advisors, that the investment in the Units is suitable and appropriate for the undersigned. The undersigned acknowledges that any projections, forecasts, or estimates provided by the Company or through the Portal are speculative and based on assumptions that may not be realized.

k. The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Units. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Units and the consequences of this Agreement. The undersigned has considered the suitability of the Units as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Units and its authority to invest in the Units. The undersigned confirms that they have received all the information they consider necessary or appropriate for deciding whether to purchase the Units and have had the opportunity to ask questions and receive answers from the Company (through the Portal) regarding the terms and conditions of the Offering and the business, operations, and financial condition of the Company. The undersigned acknowledges that they have read and understand the risk factors related to the investment as outlined in the Form C which includes the accompanying Offering Statement.

l. The undersigned acknowledges that they have been advised to consult with their own tax advisor regarding the tax consequences of the investment and that the Company or the Portal or any of their affiliates or representatives have not provided any tax advice.

m. The undersigned is acquiring the Units solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Units. The undersigned understands that the Units have not been registered under the Securities Act or any state securities laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Agreement (and any supplemental information provided by the undersigned to the Company or the Portal) for the purpose of determining whether this transaction meets the requirements for such exemptions.

n. The undersigned understands that the Units are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the SEC provide in substance that the undersigned may dispose of the Units only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Section 227.501 of Regulation Crowdfunding, after which certain state restrictions may apply (See Appendix 3 – Restrictions on the Transfer or Sale of Securities). The undersigned understands that the Company has no obligation or intention to register any of the Units, or to take action so as to permit sales pursuant to the Securities Act. Even if and when the Units become freely transferable, a secondary or public market in the Units may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Units for an indefinite period of time.

o. The undersigned agrees that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Units or any interest therein or make any offer or attempt to do any of the foregoing, except pursuant to Section 227.501 of Regulation Crowdfunding. The undersigned acknowledges that any breach of this provision may result in the initiation of appropriate legal proceedings against the undersigned.

p. If the undersigned is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the undersigned hereby represents and warrants to the Company that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Units or any use of this Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Units, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Units. The undersigned's subscription and payment for and continued beneficial ownership of the Units will not violate any applicable securities or other laws of the undersigned's jurisdiction. Notwithstanding the above, the Company may choose to not accept non-US persons in this offering. Honeycomb Credit, the funding portal, requires investors to have (1) a U.S. Social Security Number (SSN) or Individual Taxpayer Identification Number (ITIN) and (2) an active U.S. bank account, in order to invest in offerings on their platform (or similar for Entity accounts).

6. **HIGH RISK INVESTMENT. THE UNDERSIGNED UNDERSTANDS THAT AN INVESTMENT IN THE UNITS INVOLVES A HIGH DEGREE OF RISK.** The undersigned acknowledges that (a) any projections, forecasts or estimates as may have been provided to the undersigned are purely speculative and cannot be relied upon to indicate actual results that may be obtained through this investment; any such projections, forecasts and estimates are based upon assumptions which are subject to change and which are beyond the control of the Company or its management; (b) the tax effects which may be expected by this investment are not susceptible to absolute prediction, and new developments and rules of the Internal Revenue Service, audit adjustment, court decisions or legislative changes may have an adverse effect on one or more of the tax consequences of this investment; and (c) the undersigned has been advised to consult with his own advisor regarding legal matters and tax consequences involving this investment.

7. **Company Representations**. The undersigned understands that upon issuance of to the undersigned of any Units, the Company will be deemed to have made following representations and warranties to the undersigned as of the date of such issuance:

   a. *Limited Liability Company Power*. The Company has been duly organized as a limited liability company under the laws of the State of Wyoming and, has all requisite legal and limited liability power and authority to conduct its business as currently being conducted and to issue and sell the Units to the undersigned pursuant to this Agreement.

   b. *Enforceability*. This Agreement, when executed and delivered by the Company, shall constitute valid and legally binding obligations of the Company, enforceable against the

Company in accordance with their respective terms except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, or other laws of general application relating to or affecting the enforcement of creditors' rights generally, or (b) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies.

c. *Valid Issuance.* The Units, when issued, sold and delivered in accordance with the terms and for the consideration set forth in this Agreement and the Form C, will be validly issued, fully paid and nonassessable and free of restrictions on transfer other than restrictions on transfer arising under this Agreement, the Certificate of Formation and the Operating Agreement of the Company, or under applicable state and federal securities laws and liens or encumbrances created by or imposed by a subscriber.

d. *No Conflict.* The execution, delivery and performance of and compliance with this Agreement and the issuance of the Units will not result in any violation of, or conflict with, or constitute a default under, the Company's Certificate of Formation or Operating Agreement, as amended, and will not result in any violation of, or conflict with, or constitute a default under, any agreements to which the Company is a party or by which it is bound, or any statute, rule or regulation, or any decree of any court or governmental agency or body having jurisdiction over the Company, except for such violations, conflicts, or defaults which would not individually or in the aggregate, have a material adverse effect on the business, assets, properties, financial condition or results of operations of the Company. If any such violations, conflicts, or defaults occur, it is the responsibility of the Company to resolve the issue immediately. The Company acknowledges that the Portal, and any of its affiliates, or any member, manager, or employee thereof, shall not be liable in connection with such violations, conflicts, or defaults.

8. **Indemnification**. The undersigned agrees to indemnify and hold harmless the Company, and its managers, directors, officers and agents (including legal counsel) from any and all damages, losses, costs and expenses (including reasonable attorneys' fees) that they, or any of them, may incur by reason of the undersigned's failure, or alleged failure, to fulfill any of the terms and conditions of this subscription or by reason of the undersigned's breach of any of the undersigned's representations and warranties contained herein.

9. **General Provisions**

a. *Obligations Irrevocable.* Following the Closing, the obligations of the undersigned shall be irrevocable.

b. *Legend.* The certificates, book entry or other form of notation representing the Units sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Units were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 227.501 of Regulation CF.

c. *Notices.* All notices or other communications given or made hereunder shall be in writing and shall be mailed, by registered or certified mail, return receipt requested, postage prepaid or otherwise actually delivered, to the undersigned's address provided to the Portal or to the Company at the address set forth at the beginning of this Agreement, or such other place as the undersigned or the Company from time to time designate in writing.

d. *Governing Law*. Notwithstanding the place where this Agreement may be executed by any of the parties hereto, the parties expressly agree that all the terms and provisions hereof shall be construed in accordance with and governed by the laws of the State of New York without regard to the principles of conflicts of laws.

e. *Arbitration*. Any dispute, claim, or controversy arising out of or relating to this Agreement shall be resolved by arbitration administered by JAMS pursuant to its Comprehensive Arbitration Rules and Procedures. The arbitration shall be conducted by a single arbitrator in Nassau County, NY, applying New York law. Each party shall bear its own costs and expenses, including legal fees, unless the arbitrator awards costs to the prevailing party. The arbitration proceedings and any related information shall remain confidential, except as required by law or to enforce an award. The arbitrator's decision shall be final and binding, with judgment enforceable in any competent court. By agreeing to arbitration, the parties waive their right to a jury trial, except for seeking provisional remedies or injunctive relief in court to protect rights pending arbitration.

f. *Entire Agreement*. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only by a writing executed by all parties.

g. *Waiver, Amendment*. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

h. *Waiver of Jury Trial*. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

i. *Invalidity of Specific Provisions*. If any provision of this Agreement is held to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision shall be fully severable; this Agreement shall be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part of this Agreement, and the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement.

j. *Titles and Subtitles*. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

k. *Counterparts*. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

l. *Electronic Execution and Delivery*. A digital reproduction, portable document format ("*.pdf*") or other reproduction of this Agreement may be executed by one or more parties hereto and delivered by such party by electronic signature (including signature via DocuSign or similar services), electronic mail or any similar electronic transmission device pursuant to which the signature of or on behalf of such party can be seen. Such execution and delivery shall be considered valid, binding and effective for all purposes.

m. *Binding Effect*. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

n. *Survival*. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

o. *Notification of Changes*. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Units pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

(*Signature Page Follows*)

IN WITNESS WHEREOF, the parties have executed this agreement as of __________________.

Aggregate Purchase Price: _____________________

COMPANY:

FLOWER TURBINES PROJECT SERIES 1 LLC

By: FLOWER TURBINES, INC.
Its: Manager

By: M D Farb________________________________
Dr. M. Daniel Farb, CEO

SUBSCRIBER:

____

By: ________________________________

Name: ______________________________

Title: ______________________________

TERMS OF PREFERRED UNITS

The Class CF Preferred Units are being issued in connection with the securities offering by the Company in an aggregate principal amount of up to $3,600,000, pursuant to the terms of the Subscription Agreements (the "**Subscription Agreements**") between the Company and each holder of the Class CF Preferred Units. Capitalized terms used, but not defined, in this Appendix 1, shall have the respective meanings ascribed to such terms in that certain Operating Agreement of Flower Turbines Project Series 1 LLC, dated July 22, 2025 (the "**Operating Agreement**"), a copy of which is attached hereto as Appendix 4. Capitalized terms used, but not otherwise defined herein, shall have the respective meanings ascribed to such terms in the Operating Agreement. In the case of a discrepancy between this agreement, the Form C, and/or the Operating Agreement, the terms in the Operating Agreement shall govern. **Investors should review the Operating Agreement for the complete terms of the Class CF Preferred Units.**

Minimum Investment

The minimum investment shall be one Unit with an Original Issue Price of $500. The Company does not intend to issue fractional Units; additional investment amounts are therefore in increments of $500. Distribution Payments shall be made in accordance with the terms set forth below.

Contributions and Capital Accounts

The Manager shall maintain a schedule of all Members, their mailing addresses and the number of Units held by them (the "**Members Schedule**") and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member in accordance with this Agreement. No Member shall be required to make any additional Capital Contributions to the Company. The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with this Section 3.03. Each Capital Account shall be established and maintained in accordance with provisions laid out in Section 3.03.

Units

The Company is hereby authorized to issue two classes of Units, Class A Units and Class CF Preferred Units with the rights and privileges set forth in the Operating Agreement. The Manager may, but shall not be required to, issue certificates to each Member representing the Units held by such Member.

The Class A Units shall have voting rights and are entitled one vote for each Class A Unit at all meetings of members. The Class CF Preferred Units shall have no voting rights regarding the management or operation of the business of the Company or any other matter relating to the Company. There shall be no cumulative voting.

Distribution Payments

"Preferred Return" shall mean with respect to each Class CF Preferred Member, a sum equal to 5% of the Capital Contribution made by such Class CF Preferred Member, per annum, commencing on the date each such Class CF Preferred Member makes a Capital Contribution.

The Manager shall cause the Company to make Distributions of Available Cash from time to time in the Manager's discretion, subject to the provisions below:

First, 100% to the Class CF Preferred Members, pro rata in proportion to each such Class CF Preferred Member's Unpaid Preferred Return, until such time as no Class CF Preferred Member has any Unpaid Preferred Return (net of Company Expenses); and

Second, 50% to the Class CF Preferred Members, pro rata in proportion to the number of Class CF Preferred Units held by such Class CF Preferred Member, and 50% to the Class A Member; and, if applicable.

Notwithstanding the foregoing, the Manager shall distribute Available Cash on an annual basis, to the extent required to pay the Class CF Members their Preferred Return accrued during the prior 12-month period, pursuant to Section 6.01(a)(i).

The amount distributable to the Class A Members pursuant to clause (ii) above is referred to as the Class A Members' "**Carried Interest**." The Manager, in its discretion, may waive or reduce the amount of Carried Interest distributable to the Class A Members with respect to any Class CF Preferred Member.

At the conclusion of the fund, the Class CF Preferred Members receive up to the principal plus 5% per year before profit-sharing with the management. Corrections will be made at the conclusion of the series as numbers may vary each year.

The Company is a limited liability company. However, for income tax purposes, it shall be treated as a partnership for federal and, if applicable, state and local income tax purposes. Investors can expect to receive on an annual basis a K-1 income tax return from the Company, to report on the investors' personal taxes.

Allocations of Net Income and Net Loss.

Except as otherwise provided in this Agreement, Net Income and Net Loss of the Company and, to the extent necessary, individual items of income, gain, loss or deduction, of the Company shall be allocated among the Members in a manner such that the Capital Account of each Member, immediately after making such allocation, is, as nearly as possible, equal to (i) the distributions that would be made to such Member pursuant to Section 6.01 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Book Value of the assets securing such liability), and the net assets of the Company were distributed in accordance with Section 6.01 to the Members immediately after making such allocation, minus (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets, and minus (iii) such Member's obligation to return distributions to the Company pursuant to this Agreement.

Tax Allocations

Subject to Section 5.03(b), Section 5.03(c), Section 5.03(d) and Section 5.03(e), all income, gains, losses, and deductions of the Company shall be allocated, for federal, state, and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, and deductions pursuant to Section 5.01 and Section 5.02, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses, and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth in Section 5.01 and Section 5.02.

Subject to Section 6.02(b) and to the extent that the Manager determines that there is Available Cash, the Manager may cause the Company to use commercially reasonable efforts to distribute cash to each Member in proportion to and to the extent of such Member's Yearly Estimated Tax Amount for the applicable calendar year (each such distribution, a "Tax Advance").

Any Distributions made pursuant to this Section 6.02 shall be treated for purposes of this Agreement as advances on Distributions pursuant to Section 6.01 and shall reduce, dollar-for-dollar, the amount otherwise distributable to such Member pursuant to Section 6.01

<u>Return of Prior Distributions</u>. In the event the Company has either (a) an obligation to remit to a third party previously distributed amounts or (b) an indemnification obligation pursuant to <u>Section 9.01(f)</u> hereof, Manager may require that such amounts be returned to the Company at such times as may be needed to satisfy such continuing obligation. Distributions may be required to be returned to the Company pursuant to this <u>Section 6.01</u> upon forty-five days written notice to the Members. A Member's obligation to make contributions to the Company under this <u>Section 6.01</u> shall survive the liquidation of the Company; provided, however, that (a) in no event shall any Member be required to return to the Company any distributions pursuant to this <u>Section 6.01(b)</u> in excess, in the aggregate, of 25% of such Member's aggregate Capital Contributions, and (b) in no event shall any Member be required to return to the Company any distribution pursuant to this <u>Section 6.01(b)</u> after the third anniversary of the dissolution of the Company, except to the extent an indemnification or other claim is pending and not yet resolved as of such anniversary and notice of such claim (including the amount in dispute, to the extent known) is provided to the Members on or prior to such date. Subject to the limitations set forth in the preceding sentence, the return of any distributions pursuant to this <u>Section 6.01(b)</u> shall be made in the reverse order and priority as such distributions originally were made in accordance with <u>Section 6.01(a)(i)-(ii).</u> The return of a distribution pursuant to this <u>Section 6.01(b)</u> shall be treated for purposes of this Agreement as a cancellation of the distribution to which it relates and not as a Capital Contribution by the Member making such return (and, accordingly, with respect to the portion of any distribution that is returned by a Member pursuant to this <u>Section 6.01(b)</u>, both the distribution by the Company to such Member and the return of such distribution by such Member to the Company shall be disregarded for purposes of performing all calculations pursuant to this Agreement).

Each Member (including any former Member) may be required to return to the Company distributions made to such Member (or former Member) for the purpose of meeting such Member's share of the indemnification obligations pursuant to this <u>Section 9.01</u> or satisfying any other obligations of the Company as more fully detailed in <u>Section 6.01(b)</u>) above.

APPENDIX 2

OFFERING DISCLOSURE DOCUMENTS

The Form C and all Offering Disclosure documents are available on the <u>SEC EDGAR</u> database. Type in **Flower Turbines Projects Series 1, LLC** in the "Search Filings" tab and Lookup box.

The Company's Offering page that can be found on <u>www.honeycombcredit.com</u> has a "Discussions" tab for Crowd and Company live Questions and Answers!

APPENDIX 3

RESTRICTIONS ON THE TRANSFER OR SALE OF SECURITIES

Advance written notice to the Company is required for any proposed transfer or sale of the securities.

Within the First Year after the Purchase
During the period of one year from when the securities were issued, the securities generally may not be resold, pledged or transferred unless: (1) to the issuer of the securities; (2) to an "accredited investor"; (3) as part of an offering registered with the U.S. Securities and Exchange Commission; or (4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

At Anytime after the Purchase
The securities may not be resold, pledged or transferred without the prior written consent of the Company, which consent shall not be unreasonably withheld if the holder thereof gives notice to the Company of such holder's intention to effect such sale, pledge, or transfer, and

(a) there is in effect a registration statement under the Securities Act covering the proposed transaction; or

(b) such notice describes the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Company, is accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Company, addressed to the Company, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to the Company to the effect that the proposed sale, pledge, or transfer of the securities may be effected without registration under the Securities Act.

APPENDIX 4

LIMITED LIABILITY COMPANY AGREEMENT
FOR
FLOWER TURBINES PROJECT SERIES 1 LLC

LIMITED LIABILITY COMPANY AGREEMENT

between

FLOWER TURBINES PROJECT SERIES 1 LLC

and

THE MEMBERS NAMED HEREIN

dated as of

July 22, 2025

THE LIMITED LIABILITY COMPANY INTERESTS OR UNITS ("INTERESTS") REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, THE SECURITIES LAWS OF ANY STATE OR OF ANY OTHER JURISDICTION. THE INTERESTS MUST BE ACQUIRED FOR INVESTMENT PURPOSES ONLY, AND NEITHER THE INTERESTS NOR ANY PART THEREOF MAY BE OFFERED FOR SALE, PLEDGED, HYPOTHECATED, SOLD, ASSIGNED OR TRANSFERRED AT ANY TIME EXCEPT IN COMPLIANCE WITH (I) THE SECURITIES ACT OF 1933, AS AMENDED AND ANY OTHER APPLICABLE SECURITIES LAWS PURSUANT TO REGISTRATION THEREUNDER OR EXEMPTION THEREFROM OR OTHERWISE AND (II) THE TERMS AND CONDITIONS OF THIS AGREEMENT. THE INTERESTS SHALL NOT BE TRANSFERRED OF RECORD EXCEPT IN COMPLIANCE WITH THOSE LAWS AND THIS AGREEMENT.

LIMITED LIABILITY COMPANY AGREEMENT

OF

FLOWER TURBINES PROJECT SERIES 1 LLC

This Limited Liability Company Agreement ("**Agreement**") of Flower Turbines Project Series 1 LLC, a Wyoming limited liability company (the "**Company**"), is entered into as of July __, 2025, by and among the Company, Flower Turbines, Inc., a Delaware corporation (the "**Initial Class A Member**"), and the members listed on the signature pages hereto and each other Person who after the date hereof becomes a member of the Company and becomes a party to this Agreement from time to time (each a "**Member**", and collectively with the Initial Class A Member, the "**Members**").

ARTICLE I
Definitions

Section I.01 **Definitions.** Capitalized terms used herein and not otherwise defined shall have the respective meanings set forth in this Section 1.01 and when not otherwise defined shall have the meanings set forth in the Wyoming Act:

"**Additional Capital Contribution**" has the meaning set forth in Section 3.02.

"**Adjusted Capital Account Deficit**" means, with respect to any Member, the deficit balance, if any, in such Member's Capital Account as of the end of the relevant Fiscal Year, after giving effect to the following adjustments:

(a)   crediting to such Capital Account any amount that such Member is obligated to restore or is deemed to be obligated to restore under Treasury Regulations Sections 1.704-1(b)(2)(ii)(c), 1.704-2(g)(1), and 1.704-2(i); and

(b)   debiting to such Capital Account the items described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4)-(6).

"**Adjusted Taxable Income**" of a Member for a Fiscal Year (or portion thereof) with respect to the Membership Interest held by such Member means the federal taxable income allocated by the Company to the Member with respect to its Membership Interest (as adjusted by any final determination in connection with any tax audit or other proceeding) for such Fiscal Year (or portion thereof); provided, that such taxable income shall be computed (a) minus any excess taxable loss or excess taxable credits of the Company for any prior period allocable to such Member with respect to its Membership Interest that were not previously taken into account for purposes of determining such Member's Adjusted Taxable Income in a prior Fiscal Year to the extent such loss or credit would be available under the Code to offset income of the Member (or, as appropriate, the direct or indirect owners of the Member) determined as if the income, loss, and credits from the Company were the only income, loss, and credits of the Member (or, as appropriate, the direct or indirect owners of the Member) in such Fiscal Year and all prior Fiscal Years, and (b) taking into account any special basis adjustment with respect to such Member resulting from an election by the Company under Code Section 754.

"Affiliate" means, with respect to any Person, any other Person who, directly or indirectly (including through one or more intermediaries), controls, is controlled by, or is under common control with, such Person. For purposes of this definition, "control," when used with respect to any specified Person, shall mean the power, direct or indirect, to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities or partnership or other ownership interests, by contract or otherwise; and the terms "controlling" and "controlled" shall have correlative meanings.

"Agreement" means this Limited Liability Company Agreement, as executed and as it may be amended, modified, supplemented, or restated from time to time, as provided herein.

"Applicable Law" means all applicable provisions of (a) constitutions, treaties, statutes, laws (including the common law), rules, regulations, decrees, ordinances, codes, proclamations, declarations, or orders of any Governmental Authority, (b) any consents or approvals of any Governmental Authority, and (c) any orders, decisions, advisory or interpretative opinions, injunctions, judgments, awards, decrees of, or agreements with, any Governmental Authority.

"Arbitration" has the meaning set forth in Section 13.12(a).

"Arbitration Administrator" has the meaning set forth in Section 13.12(a).

"Arbitrator" has the meaning set forth in Section 13.12(a).

"Available Cash" means the excess of (i) all cash then held by the Company to the extent not otherwise required to pay Company Expenses over (ii) the amount of reserves established by the Manager in its sole and reasonable discretion, as required to cover the Company's current and anticipated capital requirements.

"BBA" has the meaning set forth in Section 10.02(a).

"BBA Procedures" has the meaning set forth in Section 10.02(c).

"Book Depreciation" means, with respect to any Company asset for each Fiscal Year, the Company's depreciation, amortization, or other cost recovery deductions determined for federal income tax purposes, except that if the Book Value of an asset differs from its adjusted tax basis at the beginning of such Fiscal Year, Book Depreciation shall be an amount which bears the same ratio to such beginning Book Value as the federal income tax depreciation, amortization, or other cost recovery deduction for such Fiscal Year bears to such beginning adjusted tax basis; provided, that if the adjusted basis for federal income tax purposes of a Company asset at the beginning of such Fiscal Year is zero and the Book Value of the asset is positive, Book Depreciation shall be determined with reference to such beginning Book Value using any permitted method selected by the Manager in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g)(3).

"Book Value" means, with respect to any Company asset, the adjusted basis of such asset for federal income tax purposes, except as follows:

> (a)   the initial Book Value of any Company asset contributed by a Member to the Company shall be the gross Fair Market Value of such Company asset as of the date of such contribution;

(b)   immediately before the Distribution by the Company of any Company asset to a Member, the Book Value of such asset shall be adjusted to its gross Fair Market Value as of the date of such Distribution;

(c)   the Book Value of all Company assets may, in the sole discretion of the Manager, be adjusted to equal their respective gross Fair Market Values, as reasonably determined by the Manager, as of the following times: (i) the acquisition of an additional Membership Interest in the Company by a new or existing Member in consideration for more than a *de minimis* Capital Contribution; (ii) the Distribution by the Company to a Member of more than a *de minimis* amount of property (other than cash) as consideration for all or a part of such Member's Membership Interest in the Company; (iii) the receipt by a Membership Interest in the Company by a new or existing Member in consideration for services performed for the Company; and (iv) the liquidation of the Company within the meaning of Treasury Regulations Section 1.704-1(b)(2)(ii)(g);

(d)   the Book Value of each Company asset shall be increased or decreased, as the case may be, to reflect any adjustments to the adjusted tax basis of such Company asset pursuant to Code Section 734(b) or Code Section 743(b), but only to the extent that such adjustments are taken into account in determining Capital Account balances pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m); provided, that Book Values shall not be adjusted pursuant to this paragraph (d) to the extent that an adjustment pursuant to paragraph (c) above is made in conjunction with a transaction that would otherwise result in an adjustment pursuant to this paragraph (d); and

(e)   if the Book Value of a Company asset has been determined pursuant to paragraph (a) or adjusted pursuant to paragraphs (c) or (d) above, such Book Value shall thereafter be adjusted to reflect the Book Depreciation taken into account with respect to such Company asset for purposes of computing Net Income and Net Losses.

"**Business Day**" means a day other than a Saturday, Sunday, or other day which is a federal bank holiday.

"**Capital Account**" has the meaning set forth in Section 3.03.

"**Capital Contribution**" means any Member's contribution to the capital of the Company in cash and cash equivalents and the Book Value of any property contributed to the Company by such Member.

"**Carried Interest**" has the meaning set forth in Section 6.01(a).

"**Certificate of Formation**" has the meaning set forth in the Recitals.

"**Claim**" has the meaning set forth in Section 13.12(a).

"**Class A Members**" means those designated Members as shown on Members Schedule who hold Class A Units, solely in their capacity as holders of such Class A Units.

"**Class A Units**" means a Membership Interest designated as Class A Units held by the Class A Members as shown on the Members Schedule.

"Class CF Preferred Members" means those designated Members as shown on the Members Schedule who hold Class CF Preferred Units, solely in their capacity as holders of such Class CF Preferred Units.

"Class CF Preferred Units" means a Membership Interest designated as Class CF Preferred Units held by the Class CF Preferred Members as shown on the signature pages and Members Schedule attached hereto.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company" has the meaning set forth in the Preamble.

"Company Expenses" has the meaning set forth in Section 7.03.

"Company Minimum Gain" means "partnership minimum gain" as defined in Treasury Regulations Section 1.704-2(b)(2), substituting the term "Company" for the term "partnership" as the context requires.

"Confidential Information" has the meaning set forth in Section 12.03(a).

"Control" means the possession, directly or indirectly, or the power to direct or cause the direction of the management or policies of a Person, whether through the ownership of voting securities or general partnership or Manager interests, by contract or otherwise. "**Controlling**" and "**Controlled**" shall have correlative meanings. Without limiting the generality of the foregoing, a Person shall be deemed to Control any other Person in which it owns, directly or indirectly, a majority of the ownership interests.

"Covered Person" has the meaning set forth in Section 9.01(a).

"Date of Formation" has the meaning set forth in the Recitals.

"Wyoming Act" means the Wyoming Limited Liability Company Act, and any successor statute, as it may be amended from time to time.

"Wyoming Arbitration Act" has the meaning set forth in).

"Distribution" means a distribution made by the Company to a Member, whether in cash, property or securities of the Company and whether by liquidating distribution or otherwise; provided, that none of the following shall be a Distribution: (a) any redemption or repurchase by the Company or any Member of any Units; (b) any recapitalization or exchange of securities of the Company; (c) any subdivision (by a split of Units or otherwise) or any combination (by a reverse split of Units or otherwise) of any outstanding Units; or (d) any fees or remuneration paid to any Member in such Member's capacity as a service provider for the Company or a Company Subsidiary. "**Distribute**" when used as a verb shall have a correlative meaning.

"Electronic Transmission" means (a) facsimile telecommunication, (b) email, (c) posting on an electronic message board or network that the Company has designated for communications (together with a separate notice to the recipient of the posting when the transmission is given by the Company), or (d) other means of electronic communication where the recipient has consented to the use of the means of transmission (or, if the transmission is to the Company, the Company has placed in effect reasonable measures to verify that the sender is the member or manager purporting to send the transmission) and the communication creates a record that is capable of retention, retrieval, and review and may be rendered into clearly legible tangible form.

"Estimated Tax Amount" of a Member for a Fiscal Year means the Member's Tax Amount for such Fiscal Year as estimated in good faith from time to time by the Manager. In making such estimate, the Manager shall take into account amounts shown on Internal Revenue Service Form 1065 filed by the Company and similar state or local forms filed by the Company for the preceding taxable year and such other adjustments as the Manager reasonably determines are necessary or appropriate to reflect the estimated operations of the Company for the Fiscal Year.

"Fair Market Value" of any asset as of any date means the purchase price that a willing buyer having all relevant knowledge would pay a willing seller for such asset in an arm's length transaction, as determined in good faith by the Manager on such factors as the Manager, in the exercise of its reasonable business judgment, considers relevant.

"Fiscal Year" means the calendar year, unless the Company is required to or elects to have a taxable year other than the calendar year, in which case Fiscal Year shall be the period that conforms to its taxable year.

"Governmental Authority" means any federal, state, local, or foreign government or political subdivision thereof, or any agency or instrumentality of such government or political subdivision, or any self-regulated organization or other non-governmental regulatory authority or quasi-governmental authority (to the extent that the rules, regulations, or orders of such organization or authority have the force of law), or any arbitrator, court, or tribunal of competent jurisdiction.

"Independent Third Party" means, with respect to any Member, any Person who is not an Affiliate or other Permitted Transferee of such Member.

"Initial Class A Member" has the meaning set forth in the Preamble.

"Joinder Agreement" means the joinder agreement in form and substance attached as Exhibit A hereto.

"Lien" means any mortgage, pledge, security interest, option, right of first offer, encumbrance, or other restriction or limitation of any nature whatsoever.

"Liquidator" has the meaning set forth in Section 11.03(a).

"Losses" has the meaning set forth in Section 9.01(f).

"Manager" means Flower Turbines Projects Series 1, LLC, a Wyoming, or its assignee and/or successor. The Manager shall constitute a "manager" (as that term is defined in the Wyoming Act) of the Company.

"Member" means (a) each Person identified on the Members Schedule as of the date hereof as a Member and who has executed this Agreement or a counterpart hereof as well as a Subscription Agreement for the purchase of Units of the Company, and (b) each Person who is hereafter admitted as a Member in accordance with the terms of this Agreement and the Wyoming Act, in each case so long as such Person is shown on the Company's books and records as the owner of Units. The Members shall constitute "members" (as that term is defined in the Wyoming Act) of the Company.

"Member Nonrecourse Debt" means "partner nonrecourse debt" as defined in Treasury Regulations Section 1.704-2(b)(4), substituting the term "Company" for the term "partnership" and the term "Member" for the term "partner" as the context requires.

"Member Nonrecourse Debt Minimum Gain" means an amount, with respect to each Member Nonrecourse Debt, equal to the Company Minimum Gain that would result if the Member Nonrecourse Debt were treated as a Nonrecourse Liability, determined in accordance with Treasury Regulations Section 1.704-2(i)(3).

"Member Nonrecourse Deduction" means "partner nonrecourse deduction" as defined in Treasury Regulations Section 1.704-2(i), substituting the term "Member" for the term "partner" as the context requires.

"Members Schedule" has the meaning set forth in Section 3.01.

"Membership Interest" or "Units" means an interest in the Company owned by a Member, including such Member's right based on the type and class of unit or units held by such member, as applicable and subject to the priorities set forth in Sections 11.03 (a) to its distributive share of Net Income, Net Losses, and other items of income, gain, loss, and deduction of the Company, (b) to its distributive share of the assets of the Company, (c) to vote on, consent to, or otherwise participate in any decision of the Members as provided in this Agreement or the Wyoming Act, and (d) to any and all other benefits to which such Member may be entitled as provided in this Agreement or the Wyoming Act. The Membership Interests shall be represented by issued and outstanding Units which shall be divided into Class CF Preferred Units or Class A Units and the number of Units owned by each Member shall be as set forth in the Members Schedule. The rights preferences and privileges of the Class A Units and Class CF Preferred Units are set forth in Section 4.01 of this Agreement.

"Net Income" and **"Net Loss"** mean, for each Fiscal Year or other period specified in this Agreement, an amount equal to the Company's taxable income or taxable loss, or particular items thereof, determined in accordance with Code Section 703(a) (where, for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Code Section 703(a)(1) shall be included in taxable income or taxable loss), but with the following adjustments:

    (a)   any income realized by the Company that is exempt from federal income taxation, as described in Code Section 705(a)(1)(B), shall be added to such taxable income or taxable loss, notwithstanding that such income is not includable in gross income;

    (b)   any expenditures of the Company described in Code Section 705(a)(2)(B), including any items treated under Treasury Regulations Section 1.704-1(b)(2)(iv)(I) as items described in Code Section 705(a)(2)(B), shall be subtracted from such taxable income or taxable loss, notwithstanding that such expenditures are not deductible for federal income tax purposes;

    (c)   any gain or loss resulting from any disposition of Company property with respect to which gain or loss is recognized for federal income tax purposes shall be computed by reference to the Book Value of the property so disposed, notwithstanding that the adjusted tax basis of such property differs from its Book Value;

(d) any items of depreciation, amortization, and other cost recovery deductions with respect to Company property having a Book Value that differs from its adjusted tax basis shall be computed by reference to the property's Book Value (as adjusted for Book Depreciation) in accordance with Treasury Regulations Section 1.704-1(b)(2)(iv)(g);

(e) if the Book Value of any Company property is adjusted as provided in the definition of Book Value, then the amount of such adjustment shall be treated as an item of gain or loss and included in the computation of such taxable income or taxable loss; and

(f) to the extent an adjustment to the adjusted tax basis of any Company property pursuant to Code Sections 732(d), 734(b), or 743(b) is required, pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(m), to be taken into account in determining Capital Accounts, the amount of such adjustment to the Capital Accounts shall be treated as an item of gain (if the adjustment increases the basis of the asset) or loss (if the adjustment decreases such basis).

"**Nonrecourse Deductions**" has the meaning set forth in Treasury Regulations Section 1.704-2(b).

"**Nonrecourse Liability**" has the meaning set forth in Treasury Regulations Section 1.704-2(b)(3).

"**Officers**" has the meaning set forth in Section 7.02.

"**Partnership Representative**" has the meaning set forth in Section 10.02(a).

"**Permitted Transferee**" means a recipient of a Permitted Transfer.

"**Person**" means an individual, corporation, partnership, joint venture, limited liability company, limited partnership, Governmental Authority, unincorporated organization, trust, association, or other entity.

"**Preferred Return**" shall mean with respect to each Class CF Preferred Member, a sum equal to 5% of the Capital Contribution made by such Class CF Preferred Member, per annum, commencing on the date each such Class CF Preferred Member makes a Capital Contribution.

"**Project**" means the turbine purchase, construction, operation, and possibly sale of a wind turbine project in connection with which the Company shall construct, manage, and operate a group of wind turbines at a location where the combination of wind and price paid for the electricity is likely to result in a good return of investment to the investor. Depending on the funds provided by investors, the Company will undertake a portfolio of projects.

"**Regulatory Allocations**" has the meaning set forth in Section 5.02(e).

"**Representative**" means, with respect to any Person, any and all directors, officers, employees, consultants, financial advisors, counsel, accountants, and other agents of such Person.

"**Securities Act**" means the Securities Act of 1933, as amended, or any successor federal statute, and the rules and regulations thereunder, which shall be in effect at the time.

"**Subscription Agreement**" means an agreement, if and to the extent accepted by the Company, effecting a Member's acquisition of a Membership Interest. Solely for purposes of imposing obligations upon a transferee of an interest, any instrument relating to such transfer shall be deemed a Subscription Agreement relating to such transferee.

"Subsidiary" means, with respect to any Person, any other Person of which a majority of the outstanding shares or other equity interests having the power to vote for directors or comparable managers are owned, directly or indirectly, by the first Person.

"Tax Advance" has the meaning set forth in <u>Section 6.02(a)</u>.

"Tax Amount" of a Member for a Fiscal Year means the product of (a) the Tax Rate for such Fiscal Year and (b) the Adjusted Taxable Income of the Member for such Fiscal Year with respect to its Membership Interest.

"Tax Rate" of a Member, for any period, means the highest effective marginal combined federal, state, and local tax rate applicable taking into account (a) the character (for example, long-term or short-term capital gain, ordinary or exempt) of the applicable income and (b) if applicable the deduction under IRC Section 199A.

"Taxing Authority" has the meaning set forth in <u>Section 6.03</u>.

"Transfer" means to, directly or indirectly, sell, transfer, assign, gift, pledge, encumber, hypothecate, or similarly dispose of, either voluntarily or involuntarily, by operation of law or otherwise, or to enter into any contract, option, or other arrangement or understanding with respect to the sale, transfer, assignment, gift, pledge, encumbrance, hypothecation, or similar disposition of, any Units owned by a Person or any interest (including a beneficial interest) in any Units owned by a Person. **"Transfer"** when used as a noun, and **"Transferred"** when used to refer to the past tense, shall have correlative meanings. **"Transferor"** and **"Transferee"** mean a Person who makes or receives a Transfer, respectively.

"Treasury Regulations" means the final or temporary regulations issued by the United States Department of Treasury pursuant to its authority under the Code, and any successor regulations.

"Unit" means a Membership Interest expressed as a "Unit" and shall include all types and classes and/or series of "Units"; *provided*, *however*, that any type, class or series of Unit shall have the designations, preferences and/or special rights set forth in this Agreement and the Membership Interest represented by such type or class or series of Unit shall be determined in accordance with such designations, preferences and/or special rights.

"Unpaid Preferred Return" shall mean with regard to each Class CF Preferred Member, an amount equal to the total Preferred Return of such Member, less the aggregate of all Distributions to such Member that are made as a payment of Preferred Return.

"Withholding Advances" has the meaning set forth in <u>Section 6.03</u>.

Section I.02   Interpretation. For purposes of this Agreement, (a) the words "include," "includes," and "including" shall be deemed to be followed by the words "without limitation," (b) the word "or" is not exclusive, and (c) the words "herein," "hereof," "hereby," "hereto," and "hereunder" refer to this Agreement as a whole. The definitions given for any defined terms in this Agreement shall apply equally to both the singular and plural forms of the terms defined. Whenever the context may require, any pronoun shall include the corresponding masculine, feminine, and neuter forms. Unless the context otherwise requires, references herein (x) to Articles, Sections, Exhibits, and Schedules mean the Articles and Sections of and Exhibits and

Schedules attached to this Agreement, (y) to an agreement, instrument, or other document means such agreement, instrument, or other document as amended, restated, supplemented, and modified from time to time to the extent permitted by the provisions thereof, and (z) to a statute or Applicable Law means such statute or Applicable Law as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. The Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.

ARTICLE II
Formation

Section II.01   Formation.

(a)   The Company was formed on May 23, 2025 upon the filing of a Certificate of Formation with the Wyoming Secretary of State.

(b)   This Agreement shall constitute the "limited liability company agreement" (as that term is used in the Wyoming Act) of the Company. The rights, powers, duties, obligations, and liabilities of the Members shall be determined pursuant to the Wyoming Act and this Agreement. To the extent that the rights, powers, duties, obligations, and liabilities of any Member are different by reason of any provision of this Agreement than they would be under the Wyoming Act in the absence of such provision, this Agreement shall, to the extent permitted by the Wyoming Act, control.

Section II.02   Name. The name of the Company is "Flower Turbines Project Series 1 LLC"; provided, that the name shall always contain the words "limited liability company" or the abbreviation "L.L.C." or "LLC." The Company may conduct business under any assumed or fictitious name required by Applicable Law or otherwise deemed desirable by the Manager.

Section II.03   Principal Office. The principal office of the Company is located at such place as may from time to time be determined by the Manager. The Manager shall give prompt notice of any such change to each of the Members.

Section II.04   Registered Office and Agent for Service of Process.

(a)   The registered office of the Company shall be the office of the initial registered agent named in the Certificate of Formation or such other office (which need not be a place of business of the Company) as the Manager may designate from time to time in the manner provided by the Wyoming Act and Applicable Law.

(b)   The registered agent for service of process on the Company in the State of Wyoming shall be the initial agent named in the Certificate of Formation or such other Person or Persons as the Manager may designate from time to time in the manner provided by the Wyoming Act and Applicable Law.

Section II.05   Purpose; Powers.

(a) The purposes of the Company are to engage in the Project, and in any lawful act or activity for which limited liability companies may be formed under the Wyoming Act and to engage in any and all activities necessary or incidental thereto.

(b) The Company shall have all the powers necessary or convenient to carry out the purposes for which it is formed, including the powers granted by the Wyoming Act.

Section II.06   Term. The term of the Company commenced on the Date of Formation and shall continue in existence perpetually until the Company is dissolved in accordance with the provisions of this Agreement or as provided by Applicable Law.

Section II.07   No State-Law Partnership. The Members intend that the Company shall be treated as a partnership for federal and, if applicable, state and local income tax purposes, and, to the extent permissible, the Company shall elect to be treated as a partnership for such purposes. The Company and each Member shall file all tax returns and shall otherwise take all tax and financial reporting positions in a manner consistent with such treatment and no Member shall take any action inconsistent with such treatment. The Members intend that the Company shall not be a partnership (including, without limitation, a limited partnership) or joint venture, and that no Member, Manager or Officer of the Company shall be a partner or joint venturer of any other Member, Manager or Officer of the Company, for any purposes other than as set forth in the first sentence of this Section 2.07.

ARTICLE III
Capital Contributions; Capital Accounts

Section III.01   Initial Capital Contributions. The Manager shall maintain a schedule of all Members, their mailing addresses and the number of Units held by them (the "**Members Schedule**") and shall update the Members Schedule upon the issuance or Transfer of any Units to any new or existing Member in accordance with this Agreement. For purposes of confidentiality no Member other than Class A Members shall have the right to access the Members' Schedule, except as otherwise provided by non-waivable provisions of Applicable Law. Each Class CF Preferred Member will execute a Subscription Agreement for the purchase of Units with the Company.

Section III.02   Additional Capital Contributions. No Member shall be required to make any additional Capital Contributions to the Company. However, a Member may make an additional Capital Contribution (an "**Additional Capital Contribution**") with the written consent of the Manager.   To the extent that a Member makes such an approved Additional Capital Contribution to the Company, the Manager shall revise the Members Schedule to reflect an increase in the Units of the contributing Member that fairly and equitably reflects the value of the contributing Member's Additional Capital Contribution in relation to the aggregate amount of all Capital Contributions made by the Members.

Section III.03   Maintenance of Capital Accounts. The Company shall establish and maintain for each Member a separate capital account (a "**Capital Account**") on its books and records in accordance with this Section 3.03. Each Capital Account shall be established and maintained in accordance with the following provisions:

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(a)   Each Member's Capital Account shall be increased by the amount of: (i) such Member's Capital Contributions, including such Member's initial Capital Contribution and any Additional Capital Contributions; (ii) any Net Income or other item of income or gain allocated to such Member pursuant to ARTICLE V; and (iii) any liabilities of the Company that are assumed by such Member or secured by any property distributed to such Member.

(b)   Each Member's Capital Account shall be decreased by: (i) the cash amount or Book Value of any property distributed to such Member pursuant to ARTICLE VI and Section 11.03(b); (ii) the amount of any Net Loss or other item of loss or deduction allocated to such Member pursuant to ARTICLE V; and (iii) the amount of any liabilities of such Member assumed by the Company or that are secured by any property contributed by such Member to the Company.

Section III.04   Succession Upon Transfer. If any Class CF Preferred Units are Transferred in accordance with the terms of this Agreement, the Transferee shall succeed to the Capital Account of the Transferor to the extent it relates to the Transferred Units and, subject to Section 5.04, shall receive allocations and Distributions pursuant to ARTICLE V, ARTICLE VI, and ARTICLE XI in respect of such Units.

Section III.05   No Withdrawals from Capital Accounts. No Member shall be entitled to withdraw any part of its Capital Account or to receive any Distribution from the Company, except as otherwise provided in this Agreement.

Section III.06   Modifications. The foregoing provisions and the other provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Treasury Regulations Section 1.704-1(b) and shall be interpreted and applied in a manner consistent with such Treasury Regulations. If the Manager determines that it is prudent to modify the manner in which the Capital Accounts, or any increases or decreases to the Capital Accounts, are computed to comply with such Treasury Regulations, the Manager may authorize such modifications.

ARTICLE IV
Members

Section IV.01   Units Generally; Class A Units and Class CF Preferred Units.

(a)   The Membership Interests of the Members shall be represented by issued and outstanding Units, which may be divided into one or more types, classes or series. Each type, class or series of Units shall have the privileges, preference, duties, liabilities, obligations and rights, including voting rights, if any, set forth in this Agreement with respect to such type, class or series. The Company is hereby authorized to issue two classes of Units, Class A Units and Class CF Preferred Units with the rights and privileges set forth in this Agreement. As of the date hereof, the Class A Units are issued and outstanding to the Class A Member in the amount set forth on the Members Schedule. As of the date hereof, and after giving effect to the transactions contemplated by the Subscription Agreements between the Company and the applicable Members, Class CF Preferred Units are issued and outstanding to the Class CF Preferred Member in the amount set forth on the Members Schedule.

(b)   The Class A Units shall have voting rights and are entitled one vote for each Class A Unit at all meetings of members. The Class CF Preferred Units shall have no voting rights regarding the management or operation of the business of the Company or any other matter relating to the Company. There shall be no cumulative voting.

Section IV.02   Admission of New Members.

(a)   New Members may be admitted from time to time (i) in the discretion of the Manager, subject to compliance with the provisions of Section 3.01 and Section 4.02(b), and (ii) in connection with a Transfer of Units, subject to compliance with the provisions of ARTICLE VIII, and in either case, following compliance with the provisions of Section 4.02(b).

(b)   In order for any Person not already a Member of the Company to be admitted as a Member, whether pursuant to an issuance or Transfer of Units, such Person shall have delivered to the Company (i) an executed written undertaking substantially in the form of the Joinder Agreement as well as a Subscription Agreement, if applicable, and (ii) such Person, unless otherwise agreed by the Manager, shall also make a payment to the Company in an amount reflecting the cost of carry with respect to such Member, which amount (A) will be determined by the Manager in its discretion and may be calculated by applying an interest rate on such Person's Capital Contribution, (B) will not be deemed to be a Capital Contribution by such Person, and (C) unless otherwise determined by the Manager, shall be distributed proportionately among the existing Members based on their relative Capital Contributions. Upon the amendment of the Members Schedule by the Manager and the satisfaction of all other applicable conditions, including, if a condition, the receipt by the Company of payment for the issuance of Units, such Person shall be admitted as a Member and deemed listed as such on the books and records of the Company. The Manager shall also adjust the Capital Accounts of the Members as necessary in accordance with Section 3.03.

Section IV.03   Dissociation. A Member shall not cease to be a Member as a result of the bankruptcy of such Member or as a result of any other events specified in. So long as a Member continues to hold any Units, such Member shall not have the ability to withdraw or resign as a Member prior to the dissolution and winding up of the Company and any such withdrawal or resignation or attempted withdrawal or resignation by a Member prior to the dissolution or winding up of the Company shall be null and void. As soon as any Person who is a Member ceases to hold any Units, such Person shall no longer be a Member.

Section IV.04   Certification of Units.

(a)   The Manager may, but shall not be required to, issue certificates to each Member representing the Units held by such Member.

(b)   If the Manager shall issue certificates representing Units in accordance with Section 4.04(a), and in addition to any other legend required by Applicable Law, all certificates representing issued and outstanding Units shall bear a legend substantially in the following form:

THE UNITS REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LIMITED LIABILITY COMPANY AGREEMENT AMONG THE COMPANY AND ITS MEMBERS, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL

OFFICE OF THE COMPANY. NO TRANSFER, SALE, OFFER, ASSIGNMENT, GIFT, PLEDGE, ENCUMBRANCE, HYPOTHECATION, OR OTHER DISPOSITION OF THE UNITS REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF SUCH LIMITED LIABILITY COMPANY AGREEMENT.

THE UNITS REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR UNDER ANY OTHER APPLICABLE SECURITIES LAWS AND MAY NOT BE TRANSFERRED, SOLD, OFFERED, ASSIGNED, GIFTED, PLEDGED, ENCUMBERED, HYPOTHECATED, OR OTHERWISE DISPOSED EXCEPT PURSUANT TO (A) A REGISTRATION STATEMENT EFFECTIVE UNDER SUCH ACT AND LAWS, OR (B) AN EXEMPTION FROM REGISTRATION THEREUNDER.

Section IV.05   Meetings.

(a)   Meetings of the Class A Members may be called by the Manager. Written notice stating the place, date, and time of the meeting, the means of electronic video screen communication or Electronic Transmission by and to the Company, if any, and the general nature of the business to be transacted at the meeting, shall be delivered not fewer than 10 days and not more than 60 days before the date of the meeting to each Class A Member, by or at the direction of the Manager or the Class A Member(s) calling the meeting, as the case may be. The business to be conducted at such meeting shall be limited to the purposes described in the notice. The Class A Members may hold meetings at the Company's principal office or at such other place as the Manager or the Class A Member(s) calling the meeting may designate in the notice for such meeting.

(b)   Any Class A Member may participate in a meeting of the Class A Members (i) using conference telephone or electronic video screen communication, if all Persons participating in the meeting can talk to and hear each other or (ii) by Electronic Transmission by and to the Company if the Company (1) implements reasonable measures to provide Class A Members, in person or by proxy, a reasonable opportunity to participate and vote, including an opportunity to read or hear the meeting's proceedings substantially concurrently with the proceedings and (2) maintains a record of votes or other action taken by the Class A Members. Participation in a meeting by such means shall constitute presence in person at such meeting.

(c)   On any matter that is to be voted on by the Class A Members, a Class A Member may vote in person or by proxy, and such proxy may be granted in writing signed by such Member, using Electronic Transmission authorized by such Member, or as otherwise permitted by Applicable Law. Every proxy shall be revocable in the discretion of the Class A Member executing it unless otherwise provided in such proxy; provided, that such right to revocation shall not invalidate or otherwise affect actions taken under such proxy before such revocation.

(d)   Attendance of a Class A Member at any meeting shall constitute a waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting to the transaction of any business on the ground that the meeting is not lawfully called or convened. A quorum of any meeting of the Class A Members shall require the presence, whether in person or by proxy, of the Class A Members holding a majority of the Class A Units. Subject to Section 4.04 no action may be taken by the Class A Members unless the appropriate quorum is present at a meeting.

(e)   Subject to Section 4.04 no action may be taken by the Class A Members at any meeting at which a quorum is present without the affirmative vote of the Class A Members holding a majority of the Class A Units represented at such meeting.

Section IV.06   Action Without a Meeting.

(a)   Notwithstanding the provisions of Section 4.05, any matter that is to be voted on, consented to, or approved by the Class A Members may be taken without a meeting if a written consent is signed and delivered (including by Electronic Transmission) to the Company within 60 days of the record date for that action by a Class A Member or the Class A Members having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all Class A Members entitled to vote were present and voted. A record shall be maintained by the Manager of each such action taken by written consent of a Class A Member or the Class A Members.


ARTICLE V
Allocations


Section V.01   Allocation of Net Income and Net Loss. Except as otherwise provided in this Agreement, Net Income and Net Loss of the Company and, to the extent necessary, individual items of income, gain, loss or deduction, of the Company shall be allocated among the Members in a manner such that the Capital Account of each Member, immediately after making such allocation, is, as nearly as possible, equal to (i) the distributions that would be made to such Member pursuant to Section 6.01 if the Company were dissolved, its affairs wound up and its assets sold for cash equal to their Book Value, all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Book Value of the assets securing such liability), and the net assets of the Company were distributed in accordance with Section 6.01 to the Members immediately after making such allocation, minus (ii) such Member's share of Company Minimum Gain and Member Nonrecourse Debt Minimum Gain, computed immediately prior to the hypothetical sale of assets, and minus (iii) such Member's obligation to return distributions to the Company pursuant to this Agreement.

Section V.02   Regulatory and Special Allocations. Notwithstanding the provisions of Section 5.01:

(a)   If there is a net decrease in Company Minimum Gain (determined according to Treasury Regulations Section 1.704-2(d)(1)) during any Fiscal Year, each Member shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to such Member's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulations Section 1.704-2(g). The items to be so allocated shall be determined in accordance with Treasury Regulations Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 5.02 is intended to comply with the "minimum gain chargeback" requirement in Treasury Regulations Section 1.704-2(f) and shall be interpreted consistently therewith.

(b)   Member Nonrecourse Deductions shall be allocated in the manner required by Treasury Regulations Section 1.704-2(i). Except as otherwise provided in Treasury Regulations Section 1.704-2(i)(4), if there is a net decrease in Member Nonrecourse Debt Minimum Gain during any Fiscal Year, each Member that has a share of such Member Nonrecourse Debt Minimum Gain shall be specially allocated Net Income for such Fiscal Year (and, if necessary, subsequent Fiscal Years) in an amount equal to that Member's share of the net decrease in Member Nonrecourse Debt Minimum Gain. Items to be allocated pursuant to this paragraph shall be determined in accordance with Treasury Regulations Sections 1.704-2(i)(4) and 1.704-2(j)(2). This Section 5.02(b) is intended to comply with the "minimum gain chargeback" requirements in Treasury Regulations Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(c)   Nonrecourse Deductions shall be allocated to the Members in accordance with their Units.

(d)   In the event any Member unexpectedly receives any adjustments, allocations, or distributions described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6), Net Income shall be specially allocated to such Member in an amount and manner sufficient to eliminate the Adjusted Capital Account Deficit created by such adjustments, allocations, or distributions as quickly as possible. This Section 5.02(d) is intended to comply with the "qualified income offset" requirement in Treasury Regulations Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

(e)   In the event any Member has a deficit Capital Account at the end of any Fiscal Year which is in excess of the sum of (i) the amount such Member is obligated to restore, if any, pursuant to any provision of this Agreement, and (ii) the amount such Member is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulations Section 1.704-2(g)(1) and 1.704-2(i)(5), each such Member shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible; *provided* that an allocation pursuant to this Section 5.02(e) shall be made only if and to the extent that a Member would have a deficit Capital Account in excess of such sum after all other allocations provided for in this Article V have been tentatively made as if Section 5.02(d) and this Section 5.02(e) were not in this Agreement.

(f)   The allocations set forth in paragraphs Section 5.02(a), Section 5.02(b), Section 5.02(c), Section 5.02(d) and Section 5.02(e) above (the "**Regulatory Allocations**") are intended to comply with certain requirements of the Treasury Regulations under Code Section 704. Notwithstanding any other provisions of this ARTICLE V (other than the Regulatory Allocations), the Regulatory Allocations shall be taken into account in allocating Net Income and Net Losses among Members so that, to the extent possible, the net amount of such allocations of Net Income and Net Losses and other items and the Regulatory Allocations to each Member shall be equal to the net amount that would have been allocated to such Member if the Regulatory Allocations had not occurred.

Section V.03   Tax Allocations.

(a)   Subject to Section 5.03(b), Section 5.03(c), Section 5.03(d) and Section 5.03(e), all income, gains, losses, and deductions of the Company shall be allocated, for federal, state, and local income tax purposes, among the Members in accordance with the allocation of such income, gains, losses, and deductions pursuant to Section 5.01 and Section 5.02, except that if any such allocation for tax purposes is not permitted by the Code or other Applicable Law, the Company's subsequent income, gains, losses, and deductions shall be allocated among the Members for tax purposes, to the extent permitted by the Code and other Applicable Law, so as to reflect as nearly as possible the allocation set forth in Section 5.01 and Section 5.02.

(b)   Items of Company taxable income, gain, loss, and deduction with respect to any property contributed to the capital of the Company shall be allocated among the Members in accordance with Code Section 704(c) and the traditional method with curative allocations of Treasury Regulations Section 1.704-3(c), so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its Book Value.

(c)   If the Book Value of any Company asset is adjusted pursuant to Treasury Regulations Section 1.704-1(b)(2)(iv)(f) as provided in clause (c) of the definition of Book Value, subsequent allocations of items of taxable income, gain, loss, and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and its Book Value in the same manner as under Code Section 704(c).

(d)   Allocations of tax credit, tax credit recapture, and any items related thereto shall be allocated to the Members according to their interests in such items as determined by the Manager taking into account the principles of Treasury Regulations Section 1.704-1(b)(4)(ii).

(e)   Allocations pursuant to this Section 5.03 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Income, Net Losses, Distributions, or other items pursuant to any provisions of this Agreement.

Section V.04   Allocations in Respect of Transferred Units. In the event of a Transfer of Units during any Fiscal Year made in compliance with the provisions of ARTICLE VIII, Net Income, Net Losses, and other items of income, gain, loss, and deduction of the Company attributable to such Units for such Fiscal Year shall be determined using the interim closing of the books method.

ARTICLE VI
Distributions

Section VI.01   General.

(a)   The Manager shall cause the Company to make Distributions of Available Cash from time to time in the Manager's discretion, subject to the provisions below:

(i)   First, 100% to the Class CF Preferred Members, pro rata in proportion to each such Class CF Preferred Member's Unpaid Preferred Return, until such time as no Class CF Preferred Member has any Unpaid Preferred Return (net of Company Expenses), wherein the investors get first rights to a 5% return per year for the whole duration of the project, whether or not any particular year produced a profit; and

(ii)   Second, 50% to the Class CF Preferred Members, pro rata in proportion to the number of Class CF Preferred Units held by such Class CF Preferred Member, and 50% to the Class A Member; and, if applicable.

Notwithstanding the foregoing, the Manager shall distribute Available Cash on an annual basis, to the extent required to pay the Class CF Members their Preferred Return accrued during the prior 12-month period, pursuant to Section 6.01(a)(i).

The amount distributable to the Class A Members pursuant to clause (ii) above is referred to as the Class A Members' "**Carried Interest**." The Manager, in its discretion, may waive or reduce the amount of Carried Interest distributable to the Class A Members with respect to any Class CF Preferred Member.

At the conclusion of the fund, the Class CF Preferred Members receive up to the principal plus 5% per year before profit-sharing with the management. Corrections will be made at the conclusion of the series as numbers may vary each year.

(b)   Return of Prior Distributions. In the event the Company has either (a) an obligation to remit to a third party previously distributed amounts or (b) an indemnification obligation pursuant to Section 9.01(f) hereof,   Manager may require that such amounts be returned to the Company at such times as may be needed to satisfy such continuing obligation. Distributions may be required to be returned to the Company pursuant to this Section 6.01 upon forty-five days written notice to the Members. A Member's obligation to make contributions to the Company under this Section 6.01 shall survive the liquidation of the Company; provided, however, that (a) in no event shall any Member be required to return to the Company any distributions pursuant to this Section 6.01(b) in excess, in the aggregate, of 25% of such Member's aggregate Capital Contributions, and (b) in no event shall any Member be required to return to the Company any distribution pursuant to this Section 6.01(b) after the third anniversary of the dissolution of the Company, except to the extent an indemnification or other claim is pending and not yet resolved as of such anniversary and notice of such claim (including the amount in dispute, to the extent known) is provided to the Members on or prior to such date. Subject to the limitations set forth in the preceding sentence, the return of any distributions pursuant to this Section 6.01(b) shall be made in the reverse order and priority as such distributions originally were made in accordance with Section 6.01(a)(i)-(ii). The return of a distribution pursuant to this Section 6.01(b) shall be treated for purposes of this Agreement as a cancellation of the distribution to which it relates and not as a Capital Contribution by the Member making such return (and, accordingly, with respect to the portion of any distribution that is returned by a Member pursuant to this Section 6.01(b), both the distribution by the Company to such Member and the return of such distribution by such Member to the Company shall be disregarded for purposes of performing all calculations pursuant to this Agreement).

Section VI.02   Tax Advances.

(a)   Subject to Section 6.02(b) and to the extent that the Manager determines that there is Available Cash, the Manager may cause the Company to use commercially reasonable efforts to distribute cash to each Member in proportion to and to the extent of such Member's Yearly Estimated Tax Amount for the applicable calendar year (each such distribution, a "**Tax Advance**").

(b)   Any Distributions made pursuant to this Section 6.02 shall be treated for purposes of this Agreement as advances on Distributions pursuant to Section 6.01 and shall reduce, dollar-for-dollar, the amount otherwise distributable to such Member pursuant to Section 6.01.

Section VI.03   Tax Withholding; Withholding Advances. Each Member agrees to furnish the Company with any representations and forms as shall be reasonably requested by the Company to assist it in determining the extent of, and in fulfilling, any withholding obligations it may have. The Company is hereby authorized at all times to make payments ("**Withholding Advances**") with respect to each Member in amounts required to discharge any obligation of the Company (as determined by the Partnership Representative) based on the advice of legal or tax counsel to the Company to withhold or make payments to any federal, state, local, or foreign taxing authority (a "**Taxing Authority**") with respect to any distribution or allocation by the Company of income or gain to such Member and to withhold the same from Distributions to such Member. Any funds withheld from a Distribution by reason of this Section 6.03 shall nonetheless be deemed distributed to the Member in question for all purposes under this Agreement

ARTICLE VII
Management

Section VII.01   Management of the Company. The Company shall be manager-managed by the Manager. Except as otherwise provided by the Wyoming Act or this Agreement, the Manager shall have full and complete discretion to manage and control the business, property, activities, and affairs of the Company, to make all decisions affecting the business, property, activities, and affairs of the Company, and to take all such actions as it deems necessary or appropriate to accomplish the purposes of the Company. The actions of the Manager taken in accordance with the provisions of this Agreement shall bind the Company. No other Member of the Company shall have any authority or right to act on behalf of or bind the Company, unless otherwise provided herein or unless specifically authorized by the Manager pursuant to a resolution expressly authorizing such action which resolution is duly adopted by the Manager.

Section VII.02   Officers. The Manager may appoint individuals as officers of the Company (the "**Officers**") as the Manager deems necessary or desirable to carry on the business of the Company and the Manager may delegate to such Officers such power and authority as the Manager deems advisable. No Officer needs to be a Member of the Company. Any individual may hold two or more offices of the Company. Each Officer shall hold office until his or her successor is designated by the Manager or until his or her earlier death, resignation, or removal.

Any Officer may resign at any time on written notice to the Manager. Any Officer may be removed by the Manager with or without cause at any time. A vacancy in any office occurring because of death, resignation, removal, or otherwise, may, but need not, be filled by the Manager.

Section VII.03   Company Expenses. The Company shall bear all costs and expenses incurred in connection with the organization and operation of the Company (collectively, "**Company Expenses**"), including, without limitation, (a) all costs and expenses incurred in connection with the Manager's due diligence, organization and formation of, and issuance of interests and Units in, the Company, (b) all routine administrative expenses of, or associated with, the Company incurred in the ordinary course, including the cost of the preparation and distribution of the annual audit (if any), financial and tax returns, franchise fees, Schedules K-1 and any other tax compliance and reports required for Members and the Company; (c) financing fees and expenses; (d) registration, qualification, exemption, regulatory and compliance expenses and other expenses relating to registrations or filings of the Company; (e) preparation and distribution of documents and other materials to potential investors in the Company; and/or (f) other administrative or operational expenses of the Company not otherwise specifically covered herein. In addition to as provided pursuant to this Section 7.03 and Section 7.07, the Manager, in its sole discretion, may pay such expenses out of Capital Contributions or may withhold on a pro rata basis from any Distributions amounts necessary to create, in its sole discretion, reasonable reserves for expenses and liabilities, contingent or otherwise, of the Company.

Section VII.04   Reimbursement of Manager. The Company shall reimburse the Manager for all ordinary, necessary, and direct expenses incurred by the Manager on behalf of the Company in carrying out the Company's business activities, including, without limitation, salaries of officers and employees of the Manager who are carrying out the Company's business activities and the general operating and administration costs of the Manager, including legal costs and insurance. Such amounts shall be allocated among the Company and the other clients of the Manager and its Affiliates in a manner that the Manager determines to be fair and equitable.

Section VII.05   No Personal Liability. Except as otherwise provided in the Wyoming Act, by Applicable Law, or expressly in this Agreement, the Manager will not be obligated personally for any debt, obligation, or liability of the Company, whether arising in contract, tort, or otherwise, solely by reason of being or acting as a Manager.

Section VII.06   Manager Loans. The Manager or any of its Affiliates may lend or advance money to the Company in the event that the Company has insufficient assets readily available to fulfill its obligations, which loans or advances may be on such terms as may be determined by the Manager in its discretion.

Section VII.07   Transactions with Affiliates. To the extent permitted by Applicable Law, the Manager is hereby authorized, on behalf of the Company, to purchase property or obtain services from, to sell property or provide services to, or otherwise deal with the Manager (acting in its individual capacity and not in its capacity as Manager of the Company), any Member or any of their respective Affiliates, members, officers, directors employees and principals; provided that, except as otherwise contemplated by this Agreement (including, without limitation, Section 7.04), any such dealing shall be on terms no less favorable to the

Company than would be obtained on an arm's-length basis, as determined by the Manager in good faith.

ARTICLE VIII
Transfer

Section VIII.01 General Restrictions on Transfer.

(a)   Notwithstanding any other provision of this Agreement, each Class CF Preferred Member agrees that it will not Transfer all or any portion of its Units in the Company, and the Company agrees that it shall not issue any Units:

(i)   except as permitted under the Securities Act and other applicable federal or state securities or blue-sky laws, and then, with respect to a Transfer of Units, only upon delivery to the Company of an opinion of counsel in form and substance satisfactory to the Company to the effect that such Transfer may be effected without registration under the Securities Act;

(ii)   if such Transfer or issuance would cause the Company to be considered a "publicly traded partnership" under Section 7704(b) of the Code within the meaning of Treasury Regulations Section 1.7704-1(h)(1)(ii), including the look-through rule in Treasury Regulations Section 1.7704-1(h)(3);

(iii)   if such Transfer or issuance would affect the Company's existence or qualification as a limited liability company under the Wyoming Act;

(iv)   if such Transfer or issuance would cause the Company to lose its status as a partnership for federal income tax purposes; or

(b)   Any Transfer or attempted Transfer of any Units in violation of this Agreement shall be null and void, no such Transfer shall be recorded on the Company's books and the purported Transferee in any such Transfer shall not be treated (and the purported Transferor shall continue to be treated) as the owner of such Units for all purposes of this Agreement.

(c)   For the avoidance of doubt, any Transfer of a Unit permitted by this Agreement shall be deemed a sale, transfer, assignment, or other disposal of such Unit in its entirety as intended by the parties to such Transfer, and shall not be deemed a sale, transfer, assignment, or other disposal of any less than all of the rights and benefits described in the definition of the term "Unit," unless otherwise explicitly agreed to by the parties to such Transfer.

(d)   A substitute Member shall have all rights and powers and shall be subject to all the restrictions and liabilities of its predecessor. Each Member agrees that, with the consent of the Manager, any assignee may become a substitute Member without the further act or consent of any Member. Furthermore, the Manager may at any time compel any or all assignees to become substitute Members. An assignee, who is otherwise entitled to become a substitute Member, becomes a substitute Member when the Members Schedule is amended to reflect the substitution.

(e)   The Manager, in its discretion, may permit Transfers of Class A Units by the Class A Members from time to time on such conditions as the Manager, in its discretion.

(f)   A Transferee may be admitted as a Member only upon: (a) The written consent of the Manager to the substitution (which may be withheld by Manager for any reason or for no reason); provided, that Manager shall consent to such substitution in connection with any transfer to a Permitted Transferee; (b) the execution and the acknowledgment of such other documents and instruments by the transferring Member and the Permitted Transferee as Manager may determine to be reasonably necessary to effect such admission, including the obligations regarding Confidential Information (as defined below); and (c) payment of such expenses as the Company may reasonably incur in connection with the transferee's admission as a Member, including, without limitation, attorneys' and accountants' fees.

Section VIII.02   Drag Along Rights. If a Person, other than a Member or an affiliate of a Member, agrees to purchase from one or more Members ("**Offered Members**"), in a bona fide arm's length transaction, a sufficient number of Units to cause a change in Control, the Offered Members or any of them shall have the right to compel the other Members (the "**Other Members**") to participate in the sale to such purchaser at the same time and on the same terms and conditions as offered to the Offered Members. If the Offered Members exercise the rights provided by this Section, the Offered Members shall provide written notice to the Other Members at least 20 days prior to the consummation of the sale, setting forth (i) the name and address of the purchaser and the number of Units proposed to be transferred; and (ii) the proposed amount of consideration and terms and conditions of payment offered by such purchaser (if the proposed consideration is not cash, the notice shall describe the terms of the proposed consideration); and each of the Other Members shall be required to sell a number of Units to the purchaser equal to (x) the total number of Units owned by such Other Member, multiplied by (y) the percentage represented by the ratio of the number of Units being sold by the Offered Members to the total number of Units owned by the Offered Members.

Section VIII.03   Removal of a Member. The Manager may remove a Member from the Company for cause. For purposes hereof, "**cause**" for removal of a Member shall mean (a) rendering the Company or the Manager incapable of compliance with applicable anti-money laundering rules and regulations or other comparable legislation, (b) a determination by the Manager in its reasonable discretion that continued undiminished participation of the Member in the Company would subject the Company, the Manager or their respective Affiliates to material legal, tax or other regulatory requirements that cannot reasonably be avoided, (c) a material breach by such Member of its obligations hereunder or under its Subscription Agreement, (d) the conviction of the Member, one or more of its affiliates or one or more of its directors, officers, partners or members of a felony (but excluding any director, officer, partner or member who ceases to fill such role immediately following such conviction), or (e) the direct or indirect Transfer by a Member, without the consent of the Manager, of all or any portion of such Member's Membership Interest in the Company. Upon any removal for cause, and without in any way limiting any remedy which the Company may pursue, the Manager may (i) cause the Company to distribute in exchange for such Member's entire Membership Interest a promissory note of the Company in an amount equal to one hundred percent (100%) of the balance of such

Member's Capital Account as of the effective date of removal and having a term of five years (or such other period as determined by the Manager in its discretion), (ii) require such Member to sell its Membership Interest as soon as is reasonably practicable to a transferee that is acceptable to the Manager, in the Manager's sole discretion, at a price equal to one hundred percent (100%) of the balance of the Capital Account of the Member as of the most recent quarter end; provided, that if the Member shall fail to complete such sale within 30 days of demand, then the Manager shall have the right to redeem such Member's Membership Interest for an amount equal to one hundred percent (100%) of the balance of the Capital Account of the Member (which, in the discretion of the Manager, may be in the form of the promissory note described in clause (i)) and/or sell such interests to a third party for such amount, such redemption or sale to occur within 10 days after the date the Manager provides notice thereof.

ARTICLE IX
Indemnification

Section IX.01   Covered Persons.

(a)   **Covered Persons.** As used herein, the term "**Covered Person**" shall mean (i) each Manager, Officer, employee, agent, or Representative of the Company, and (ii) each officer, director, shareholder, partner, member, manager, Affiliate, employee, agent, or Representative of each of them, and each of their respective Affiliates.

(b)   **Limitation of Liability**. No Covered Person shall be liable to the Company or any other Covered Person for any loss, damage or claim incurred by reason of any action taken or omitted to be taken by such Covered Person in connection with the business and affairs of the Company, so long as such action or omission does not constitute fraud or willful misconduct by such Covered Person.

(c)   **Good Faith Reliance.** A Covered Person shall be fully protected in relying in good faith upon the records of the Company and upon such information, opinions, reports or statements (including financial statements and information, opinions, reports or statements as to the value or amount of the assets, liabilities, Net Income or Net Losses of the Company or any facts pertinent to the existence and amount of assets from which Distributions might properly be paid) of the following Persons or groups: (i) any attorney, independent accountant, appraiser or other expert or professional employed or engaged by or on behalf of the Company; or (ii) any other Person selected in good faith by or on behalf of the Company, in each case as to matters that such relying Person reasonably believes to be within such other Person's professional or expert competence. The preceding sentence shall in no way limit any Person's right to rely on information to the extent provided in the Wyoming Act.

(d)   **Standard of Care.** This Agreement is not intended to, and does not, create or impose any fiduciary duty on any Covered Person. Furthermore, each of the Members and the Company hereby waives any and all fiduciary duties that, absent such waiver, may be implied by Applicable Law, and in doing so, acknowledges and agrees that the duties and obligation of each Covered Person to each other and to the Company are only as expressly set forth in this Agreement. The provisions of this Agreement, to the extent that they restrict the duties and liabilities of a Covered Person otherwise existing at law or in equity, are agreed by the Members to replace such other duties and liabilities of such Covered Person.

(e) **Duties.** Whenever in this Agreement a Covered Person is permitted or required to make a decision (including a decision that is in such Covered Person's "discretion" or under a grant of similar authority or latitude), the Covered Person shall be entitled to consider only such interests and factors as such Covered Person desires, including its own interests, and shall have no duty or obligation to give any consideration to any interest of or factors affecting the Company or any other Person. Whenever in this Agreement a Covered Person is permitted or required to make a decision in such Covered Person's "good faith," the Covered Person shall act under such express standard and shall not be subject to any other or different standard imposed by this Agreement or any other Applicable Law.

(f) **Indemnification.** To the fullest extent permitted under the Wyoming Act, as the same now exists or may hereafter be amended, substituted, or replaced (but, in the case of any such amendment, substitution, or replacement, only to the extent that such amendment, substitution, or replacement permits the Company to provide broader indemnification rights than the Wyoming Act permitted the Company to provide before such amendment, substitution, or replacement), the Company shall indemnify, hold harmless, defend, pay, and reimburse any Covered Person against any and all losses, claims, damages, judgments, fines, or liabilities, including reasonable legal fees or other expenses incurred in investigating or defending against such losses, claims, damages, judgments, fines, or liabilities, and any amounts expended in settlement of any claims (collectively, "**Losses**") to which such Covered Person may become subject by reason of:

(i) any act or omission or alleged act or omission performed or omitted to be performed on behalf of the Company, any Member, the Manager, or any of their respective direct or indirect Subsidiaries in connection with the business of the Company; or

(ii) such Covered Person being or acting in connection with the business of the Company as a member, shareholder, partner, Affiliate, manager, director, officer, employee, agent, or Representative of the Company, any Member, the Manager, or any of their respective Affiliates, or such Covered Person serving or having served at the request of the Company as a member, manager, director, officer, employee, agent, or Representative of any Person including the Company;

provided, that (x) any action taken or omitted to be taken by such Covered Person in connection with the business and affairs of the Company does not constitute fraud or willful misconduct by such Covered Person, and (y) such Covered Person's conduct did not constitute fraud or willful misconduct, in either case as determined by a

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final, non-appealable order of a court of competent jurisdiction. In connection with the foregoing, the termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of *nolo contendere* or its equivalent, shall not, of itself, create a presumption that the Covered Person did not act in good faith or, with respect to any criminal proceeding, had reasonable cause to believe that such Covered Person's conduct was unlawful, or that the Covered Person's conduct constituted fraud or willful misconduct.).

(g)   **Reimbursement.** The Company shall promptly reimburse (or advance to the extent reasonably required) each Covered Person for reasonable legal or other expenses (as incurred) of such Covered Person in connection with investigating, preparing to defend, or defending any claim, lawsuit, or other proceeding relating to any Losses for which such Covered Person may be indemnified pursuant to this Section 9.01; provided, that if it is finally judicially determined that such Covered Person is not entitled to the indemnification provided by this Section 9.01, then such Covered Person shall promptly reimburse the Company for any reimbursed or advanced expenses.

(h)   **Entitlement to Indemnity.** The indemnification provided by this Section 9.01 shall not be deemed exclusive of any other rights to indemnification to which those seeking indemnification may be entitled under any agreement or otherwise. The provisions of this Section 9.01 shall continue to afford protection to each Covered Person regardless of whether such Covered Person remains in the position or capacity pursuant to which such Covered Person became entitled to indemnification under this Section 9.01 and shall inure to the benefit of the executors, administrators, legatees, and distributees of such Covered Person.

(i)   **Member Giveback.** Each Member (including any former Member) may be required to return to the Company distributions made to such Member (or former Member) for the purpose of meeting such Member's share of the indemnification obligations pursuant to this Section 9.01 or satisfying any other obligations of the Company as more fully detailed in Section 6.01(b)) above.

Section IX.02   Survival; Savings Clause. The provisions of this ARTICLE IX shall survive the dissolution, liquidation, winding up, and termination of the Company. If Article IX or any portion hereof shall be invalidated on any ground by any court of competent jurisdiction, then the Company shall nevertheless indemnify and hold harmless each Covered Person pursuant to this Article IX to the fullest extent permitted by any applicable portion of this Article IX that shall not have been invalidated and to the fullest extent permitted by Applicable Law.

Section IX.03   Amendment. The provisions of this Article IX shall be a contract between the Company, on the one hand, and each Covered Person who served in such capacity at any time while this Article IX is in effect, on the other hand, pursuant to which the Company and each such Covered Person intend to be legally bound. No amendment, modification, or repeal of this Article IX that adversely affects the rights of a Covered Person to indemnification for Losses incurred or relating to a state of facts existing prior to such amendment, modification, or repeal shall apply in such a way as to eliminate or reduce such Covered Person's entitlement to indemnification for such Losses without the Manager's prior written consent.

ARTICLE X
Accounting: Tax Matters

Section X.01   Income Tax Status. It is the intent of the Company and the Members that the Company shall be treated as a partnership for U.S., federal, state, and local income tax purposes. Neither the Company, the Manager, nor any Member shall make an election for the Company to be classified as other than a partnership pursuant to Treasury Regulations Section 301.7701-3.

Section I.02   Partnership Representative.

      (a)   **Appointment; Resignation.** The Members hereby appoint the Manager as the ", the "partnership representative" (the "**Partnership Representative**") as provided in Code Section 6223(a) (as amended by the Bipartisan Budget Act of 2015 ("**BBA**"). The Partnership Representative may resign at any time if there is another Member to act as the Partnership Representative. In the event of the resignation or removal of the Partnership Representative, a majority of the other Members shall select a replacement Partnership Representative.

      (b)   **Tax Examinations and Audits.** The Partnership Representative are authorized and required to represent the Company (at the Company's expense) in connection with all examinations of the Company's affairs by Taxing Authorities, including resulting administrative and judicial proceedings, and to expend Company funds for professional services and costs associated therewith. The Partnership Representative shall have sole authority to act on behalf of the Company in any such examinations and any resulting administrative or judicial proceedings, and shall have sole discretion to determine whether the Company (either on its own behalf or on behalf of the Members) will contest or continue to contest any tax deficiencies assessed or proposed to be assessed by any Taxing Authority.

      (c)   **BBA Elections.** The Partnership Representative shall have the sole authority to make or refrain from making all elections under the partnership audit procedures enacted under Section 1101 of the BBA (the "**BBA Procedures**"), including without limitation the election "out" of the BBA Procedures pursuant to Code Section 6221(b and the election to utilize the alternative procedure under Code Section 6226, as amended by the BBA. The Partnership Representative shall furnish to the Internal Revenue Service and each Member during the year or years to which the notice of final partnership adjustment relates a statement of the Member's share of any adjustment set forth in the notice of final partnership adjustment.

      (d)   **Tax Returns and Tax Deficiencies.** Each Member agrees that such Member shall not treat any Company item inconsistently on such Member's federal, state, foreign, or other income tax return with the treatment of the item on the Company's corresponding tax return except as required by applicable law. Any deficiency for taxes imposed on any Member (including penalties, additions to tax, or interest imposed with respect to such taxes and taxes imposed pursuant to Code Section

6225 and 6226 as amended by the BBA) shall be paid by such Member and if required to be paid (and actually paid) by the Company, will be recoverable from such Member as provided in Section 6.03.   Each Member does hereby agree to indemnify and hold harmless the Company and the Partnership Representative from and against any liability with respect to the Member's proportionate share of any underpayment or other adjustment arising under the BBA Procedures and resulting in a liability of the Company, regardless of whether such Member is a Member in the Company in the year in the adjustment is made, with such proportionate share as reasonably determined by the Partnership Representative, including the Partnership Representative's reasonable discretion to consider each Member's interest in the Company in the year being reviewed and a Member's timely provision of information necessary to reduce the amount of the "imputed tax underpayment" set forth in Section 6225(c) of the Code. This obligation shall survive a Member's ceasing to be a Member of the Company and/or the termination, dissolution, liquidation and winding up of the Company.

(e) **Income Tax Elections.** Except as otherwise provided herein, the Partnership Representative shall have sole discretion to make all other determinations regarding income tax elections it deems advisable on behalf of the Company; provided, that the Partnership Representative will make an election under Code Section 754, if requested in writing by another Member.

Section I.03 **Tax Returns.** At the expense of the Company, the Manager (or any Officer that it may designate) shall endeavor to cause the preparation and timely filing (including extensions) of all tax returns required to be filed by the Company pursuant to the Code as well as all other required tax returns in each jurisdiction in which the Company owns property or does business. No later than 90 days after the end of each Fiscal Year, the Manager or designated Officer will cause to be delivered to each Person who was a Member or Permitted Transferee at any time during such Fiscal Year, such written information as may be necessary for the preparation of such Person's federal, state and local income tax returns for such Fiscal Year. As soon as reasonably possible after the end of each Fiscal Year, the Manager or designated Officer will cause to be delivered to each Person who was a Member or Permitted Transferee at any time during such Fiscal Year, IRS Schedule K-1 to Form 1065 (or foreign equivalent).

Section I.04 **Company Funds.** All funds of the Company shall be deposited in its name, or in such other name as may be designated by the Manager (including in the name of the Manager), in such checking, savings, or other accounts, or held in its name in the form of such other investments as shall be designated by the Manager. All withdrawals of such deposits or liquidations of such investments by the Company shall be made exclusively on the signature or signatures of such Officer or Officers as the Manager may designate.

ARTICLE II
Dissolution and Liquidation

Section II.01 **Events of Dissolution.** The Company shall be dissolved and its affairs wound up only on the occurrence of any of the following events:

(a) An election to dissolve the Company made by the Manager;

(b)   The sale, exchange, involuntary conversion, or other disposition or Transfer of all or substantially all the assets of the Company; or

(c)   The entry of a decree of judicial dissolution under the Wyoming Act.

Section II.02   Dissolution of the Company shall be effective on the day on which the event described in Section 11.01 occurs, but the Company shall not terminate until the winding up of the Company has been completed, the assets of the Company have been distributed as provided in Section 11.03 and the Certificate of Formation shall have been cancelled as provided in Section 11.04 below.

Section II.03   **Liquidation and Winding Up.** If the Company is dissolved pursuant to Section 11.01, the Company shall be liquidated, and its business and affairs wound up in accordance with the Wyoming Act and the provisions of this Article:

(a)   **Liquidator.** The Manager shall act as liquidator to wind up the Company (the "**Liquidator**"). The Liquidator shall have full power and authority to sell, assign, and encumber any or all the Company's assets and to wind up and liquidate the affairs of the Company in an orderly and business-like manner. As promptly as possible after dissolution and again after final liquidation, the Liquidator shall cause a proper accounting to be made by a recognized firm of certified public accountants of the Company's assets, liabilities and operations through the last day of the calendar month in which the dissolution occurs or the final liquidation is completed, as applicable.

(b)   **Distribution of Proceeds.** The Liquidator shall liquidate the assets of the Company and distribute the proceeds of such liquidation in the following order of priority, unless otherwise required by mandatory provisions of Applicable Law: (i) First, to the payment of all of the Company's known debts and liabilities (including debts and liabilities to the Manager or Members who are creditors, if applicable) and the expenses of liquidation (including sales commissions incident to any sales of assets of the Company); (ii) Second, to the establishment of and additions to reserves that are determined by the Liquidator to be reasonably necessary for any contingent unknown liabilities or obligations of the Company; and (iii) Third, to the Members in the same manner as Distributions are made under Section 6.01(a).

Section II.04   **Cancellation of Certificate.** Upon completion of the Distribution of the assets of the Company as provided in Section 11.03(b) hereof, the Company shall be terminated, and the Liquidator shall cause the cancellation of the Certificate of Formation in the State of Wyoming and of all qualifications and registrations of the Company as a foreign limited liability company in jurisdictions other than the State of Wyoming and shall take such other actions as may be necessary to terminate the Company.

Section II.05   **Survival of Rights, Duties and Obligations.** Dissolution, liquidation, winding up or termination of the Company for any reason shall not release any party from any Loss which at the time of such dissolution, liquidation, winding up or termination already had accrued to any other party, or which thereafter may accrue in respect of any act or omission prior to such dissolution, liquidation, winding up or termination. For the avoidance of doubt, none of the foregoing shall replace, diminish, or otherwise adversely affect any Member's right to indemnification pursuant to Section 9.01.

Section II.06   Recourse for Claims. Each Member shall look solely to the assets of the Company for all Distributions with respect to the Company, such Member's Capital Account, and such Member's share of Net Income, Net Loss and other items of income, gain, loss and deduction, and shall have no recourse therefor (upon dissolution or otherwise) against the Manager, the Liquidator or any other Member.

ARTICLE III
Representations, Warranties and Covenants

Section III.01   Formation and Existence of Members. Each Member represents and warrants to the other Members as follows:

(a)   It has all requisite power and authority to enter into this Agreement and to conduct the business of the Company.

(b)   This Agreement constitutes legal, valid and binding obligations enforceable against him/her/it in accordance with its terms.

(c)   No consents or approvals are required from any Governmental Authority or other person or entity for it to enter into this Agreement.

(d)   The execution and delivery of this Agreement by it, and the performance of its obligations hereunder, do not conflict with or contravene the provisions of any agreement or instrument by which he/she/it is bound or any law, rule, regulation, order or decree to which he is subject.

(e)   It is a "United States person" for United States federal income tax purposes.

Section III.02   OFAC Representations and Warranties. Each Member represents and warrants to the other Members as follows:

(a)   It is in compliance with all applicable anti-money laundering and anti-terrorist laws, regulations, rules, executive orders and government guidance, including the reporting, record keeping and compliance requirements of the Bank Secrecy Act ("**BSA**"), as amended by The International Money Laundering Abatement and Financial Anti-Terrorism Act of 2001, Title III of the USA PATRIOT Act (the "**Patriot Act**"), and other authorizing statutes, executive orders and regulations administered by OFAC, and related Securities and Exchange Commission, SRO or other agency rules and regulations, and has policies, procedures, internal controls and systems that are reasonably designed to ensure such compliance.

(b)   Neither it nor any Affiliate or Person Controlled by it is (i) a country, territory, Person, organization, or entity named on an OFAC List, nor is a prohibited country, territory, Person, organization, or entity under any economic sanctions program administered or maintained by OFAC or (ii) a Senior Foreign Political Figure, or an Immediate Family Member or a Close Associate of a Senior Foreign Political

Figure, that is Controlled by a Senior Foreign Political Figure, or an Immediate Family Member or a Close Associate of a Senior Foreign Political Figure.

Section III.03   Conflicts of Interest Waiver.

(a)   Each Member hereby represents, warrants, acknowledges and understands that the Manager and/or the Manager's Affiliates, are also involved with, and may in the future become involved with, other investments which may conflict with the interests of the Company and/or the Members, including, investments in similar assets (collectively, "**Opportunities**"). Each Member hereby waives any conflicts of interest that may now or in the future be deemed to exist related to the matters set forth above, and shall be deemed to irrevocably consent to the current and future participation of the Manager or its Affiliates, in any Opportunities and acknowledges and agrees that the same shall not (a) constitute a breach of any fiduciary duty the Manager or its Affiliates may owe to the Company or the Members, (b) constitute a breach of the corporate opportunity doctrine or any other legal doctrine, or (c) be deemed a conflict of interest.

(b)   Member hereby represents, warrants, acknowledges and understands that the Company shall purchase wind turbines from the Manager, Flower Turbines, Inc., at the publicly published price list shown on the relevant page of the website www.flowerturbines.com, and hereby waives any conflicts of interest that may now or in the future be deemed to exist related to the foregoing, and shall be deemed to irrevocably consents to the same, and acknowledges and agrees that the same shall not (a) constitute a breach of any fiduciary duty the Manager or its Affiliates may owe to the Company or the Members, (b) constitute a breach of the corporate opportunity doctrine or any other legal doctrine, or (c) be deemed a conflict of interest. Member acknowledges that all wind turbines purchased shall be from Flower Turbines, Inc. The Company will contract out other tasks, such as installation to cost-competitive companies, and, in the event that a project includes items such as solar panels, from a cost-competitive supplier.

Section III.04 Covenants of the Members.

(a)   All of the representations and warranties contained in this <u>Article XII</u> shall be true and correct so long as the Company continues to exist. Each Member agrees to promptly notify the other Member if there is any change with respect to the representations provided herein.

(b)   Each Member understands the meaning and consequences of the representations, warranties and covenants made by such Member set forth in this <u>Article XII</u> and that the Company and the other Member has relied upon such representations, warranties and covenants.

Section III.05 Confidentiality.

(a)   Each Member acknowledges that during the term of this Agreement, it will have access to and become acquainted with trade secrets, proprietary information, and confidential information belonging to the Company, its Affiliates that are not generally known to the public, including, but not limited to, information concerning business plans, financial statements, and other information provided pursuant to this Agreement, operating practices and methods, expansion plans, strategic plans, marketing plans, contracts, customer lists, or other business documents that the Company treats as confidential, in any format whatsoever (including oral, written, electronic, or any other form or medium) (collectively, "**Confidential Information**"). In addition, each Member acknowledges that (i) the Company has invested, and continues to invest, substantial time, expense, and specialized knowledge in developing its Confidential Information, (ii) the Confidential Information provides the Company with a competitive advantage over others in the marketplace, and (iii) the Company would be irreparably harmed if the Confidential Information were disclosed to competitors or made available to the public. Without limiting the applicability of any other agreement to which any Member is subject, no Member shall, directly or indirectly, disclose or use (other than solely for the purposes of such Member monitoring and analyzing its investment in the Company) at any time, including, without limitation, use for personal, commercial, or proprietary advantage or profit, either during its association with the Company or thereafter, any Confidential Information of which such Member is or becomes aware. Each Member in possession of Confidential Information shall take all appropriate steps to safeguard such information and to protect it against disclosure, misuse, espionage, loss, and theft.

(b)   Nothing contained in Section 12.03(a) shall prevent any Member from disclosing Confidential Information (i) on the order of any court or administrative agency, (ii) on the request or demand of any regulatory agency or authority having jurisdiction over such Member, (iii) to the extent compelled by legal process or required or requested pursuant to subpoena, interrogatories, or other discovery requests, (iv) to the extent necessary in connection with the exercise of any remedy hereunder, (v) to any other Member, the Manager, or the Company, (vi) to such Member's Representatives who, in the reasonable judgment of such Member, need to know such Confidential Information and agree to be bound by the provisions of this Section 12.03 as if a Member, or (vii) to any potential Permitted Transferee in connection with a proposed Transfer of Membership Interests from such Member, if such potential Permitted Transferee agrees in writing to be bound by the provisions of this Section 12.03 as if a Member before receiving such Confidential Information; provided, that in the case of clause (i), (ii), or (iii), such Member shall notify the Company and other Members of the proposed disclosure as far in advance of such disclosure as practicable (but in no event make any such disclosure before notifying the Company and other Members) and use reasonable efforts to ensure that any Confidential Information so disclosed is accorded confidential treatment satisfactory to the Company, when and if available.

(c)   The restrictions of Section 12.03(a) shall not apply to Confidential Information that (i) is or becomes generally available to the public other than as a result of a disclosure by a Member in violation of this Agreement, (ii) is or has been independently developed or conceived by such Member without use of Confidential Information, or (iii) becomes available to such Member or any of its Representatives on a non-confidential basis from a source other than the Company, the other Members, or any of their respective Representatives; provided, that such source is not known by the receiving Member to be bound by a confidentiality agreement regarding the Company.

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(d)   The obligations of each Member under this Section 12.03 shall survive (i) the termination, dissolution, liquidation, and winding up of the Company, (ii) the dissociation of such Member from the Company, and (iii) such Member's Transfer of its Units.

Section I.02   Indemnification By Members. Each Member agrees to indemnify and hold harmless the Company and each other Member and their respective officers, directors, shareholders, partners, members, employees, successors and assigns from and against any and all loss, damage, liability or expense (including costs and attorneys' fees) which they may incur by reason of, or in connection with, any breach of the foregoing representations and warranties by such Member and all such representations and warranties shall survive the execution and delivery of this Agreement and the termination and dissolution of the Company or any Member.

ARTICLE II
Miscellaneous

Section II.01   Further Assurances. In connection with this Agreement and the transactions contemplated hereby, the Company and each Member hereby agrees, at the request of the Company or any other Member, to execute and deliver such additional documents, instruments, conveyances, and assurances and to take such further actions as may be required to carry out the provisions hereof and give effect to the transactions contemplated hereby.

Section 13.02 Notices. All notices, requests, consents, claims, demands, waivers, and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt), (b) when received by the addressee if sent by a nationally recognized overnight courier (receipt requested), (c) on the date sent by facsimile or email of a PDF document (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient, or (d) on the third day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 13.02):

If to the Company:	Flower Turbines Project Series 1 LLC PO Box 647 Lawrence, NY. 11559 E-mail: support.us@flowerturbines.com Attention: Daniel Farb
If to Manager:	Flower Turbines Projects Series 1, LLC PO Box 647 Lawrence, NY. 11559 E-mail: support.us@flowerturbines.com Attention: Daniel Farb

If to a Member, to such Member's respective mailing address as set forth on the Members Schedule.

Section XIII.03   Severability. If any term or provision of this Agreement is held to be invalid, illegal, or unenforceable under Applicable Law in any jurisdiction, such invalidity, illegality, or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. On such determination that any term or other provision is invalid, illegal, or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

Section XIII.04   Entire Agreement. This Agreement, together with the Articles of Organization and all related Exhibits and Schedules, constitutes the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersedes all prior and contemporaneous understandings, agreements, records, representations, and warranties, both written and oral, whether express or implied, with respect to such subject matter.

Section XIII.05   Successors and Assigns. Subject to the restrictions on Transfers set forth herein, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors, and permitted assigns. This Agreement may not be assigned by any Member except as permitted by this Agreement and any assignment in violation of this Agreement shall be null and void.

Section XIII.06   No Third-Party Beneficiaries. Except as provided in Article IX which shall be for the benefit of and enforceable by Covered Persons as described therein, this Agreement is for the sole benefit of the parties hereto (and their respective heirs, executors, administrators, successors, and permitted assigns) and nothing herein, express or implied, is intended to or shall confer upon any other Person, including any creditor of the Company, any legal or equitable right, benefit, or remedy of any nature whatsoever under or by reason of this Agreement.

Section XIII.07   Amendment. Except as otherwise provided by this Agreement, no provision of this Agreement may be amended or modified except by an instrument in writing executed by the Manager and the holders of greater than 50% of the Class A Units. Any such written amendment or modification will be binding upon the Company and each Member. Notwithstanding the foregoing, amendments to the Members Schedule following any new issuance, redemption, repurchase, or Transfer of Membership Interests in accordance with this Agreement may be made by the Manager without the consent of or execution by the Members.

Section XIII.08   Waiver. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach, or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver. No failure to exercise, or delay in exercising, any right, remedy, power, or privilege arising from this Agreement shall operate or be construed as a waiver thereof, nor shall any single or partial exercise of any right, remedy, power, or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power, or privilege.

Section XIII.09   Side Letter Agreements. Each Member acknowledges and understands that the Manager, on its own behalf and/or on behalf of the Company, without any further act, approval or vote of any Member, may enter into side letters or other writings with individual Members or other individual or entities, which have the effect of establishing rights under, or altering or supplementing, the terms of such Member's Subscription Agreement and this Agreement with respect to such Member, including without limitation the amount of Carried Interest borne by each such Member.

Section XIII.10   Anti-Money Laundering. Notwithstanding any other provision of this Agreement, the Manager, in its own name and on behalf of the Company, shall be authorized without the consent of any person, including any other Member, to take such action as it determines in its sole discretion to be necessary or advisable to comply with any anti-money laundering or antiterrorist laws, rules, regulations, directives or special measures, including the actions contemplated in any Subscription Agreement related to the Company.

Section XIII.11   Governing Law. All issues and questions concerning the application, construction, validity, interpretation, and enforcement of this Agreement shall be governed by and construed in accordance with the internal laws of the State of Wyoming, without giving effect to any choice or conflict of law provision or rule (whether of the State of Wyoming or any other jurisdiction) that would cause the application of laws of any jurisdiction other than those of the State of Wyoming.

Section XIII.12   Arbitration; Submission to Jurisdiction.

(a)   Except as otherwise agreed to in writing by the Manager, any claim, dispute, or controversy of whatever nature arising out of or relating to this Agreement, including, without limitation, any action or claim based on tort, contract, or statute (including any claims of breach), or concerning the interpretation, effect, termination, validity, performance and/or breach of this Agreement (any "**Claim**"), shall be resolved by final and binding arbitration ("**Arbitration**") before a single arbitrator (the "**Arbitrator**") selected from and administered by JAMS Inc. or an a successor thereof or if there is no successor, an administrator of arbitrations selected by the Manager that has a presence in multiple U.S. states (the "**Arbitration Administrator**") in accordance with its then existing arbitration rules or procedures regarding commercial or business disputes. The Arbitration shall be held in New York, New York.

(b)   Depositions may be taken and full discovery may be obtained in any Arbitration commenced under this provision.

(c)   The Arbitrator shall, within fifteen (15) calendar days after the conclusion of the Arbitration hearing, issue a written award and statement of decision describing the essential findings and conclusions on which the award is based, including the calculation of any damages awarded. The Arbitrator shall be authorized to award compensatory damages, but shall not be authorized (i) to award non-economic damages, such as for emotional distress, pain and suffering or loss of consortium, (ii) to award punitive damages, or (iii) to reform, modify or materially change this Agreement or any other agreements contemplated hereunder or thereunder; provided, however, that the damage limitations described in clauses (i) and (ii) of this sentence will not apply if such damages are statutorily imposed. The Arbitrator also shall be authorized to grant any temporary, preliminary or permanent equitable remedy or relief the Arbitrator deems just and equitable and within the scope of this Agreement, including, without limitation, an injunction or order for specific performance.

(d)   Each party shall bear its own attorney's fees, costs, and disbursements arising out of any Arbitration, and shall pay an equal share of the fees and costs of the Arbitration Administrator and the Arbitrator; provided, however, that the Arbitrator shall be authorized to determine whether a party is substantially the prevailing party, and if so, to award to that substantially prevailing party reimbursement for its reasonable attorneys' fees, costs and disbursements (including, for example, expert witness fees and expenses, photocopy charges, travel expenses, etc.), and/or the fees and costs of the Arbitration Administrator and the Arbitrator. Absent the filing of an application to correct or vacate the Arbitration award under any applicable provision of the Wyoming Act, each party shall fully perform and satisfy the Arbitration award within fifteen (15) days of the service of the award.

(e)   **BY AGREEING TO THIS BINDING ARBITRATION PROVISION, THE PARTIES UNDERSTAND THAT, EXCEPT AS OTHERWISE AGREED TO IN WRITING BY THE MANAGER, THEY ARE WAIVING CERTAIN RIGHTS AND PROTECTIONS WHICH MAY OTHERWISE BE AVAILABLE IF A CLAIM BETWEEN THE PARTIES WERE DETERMINED BY LITIGATION IN COURT, INCLUDING, WITHOUT LIMITATION, THE RIGHT TO SEEK OR OBTAIN CERTAIN TYPES OF DAMAGES PRECLUDED BY THIS SECTION 13.12, THE RIGHT TO A JURY TRIAL, CERTAIN RIGHTS OF APPEAL, AND A RIGHT TO INVOKE FORMAL RULES OF PROCEDURE AND EVIDENCE.**

(f)   This Section 13.12 shall be construed to the maximum extent possible to comply with the laws of the State of Wyoming. If, nevertheless, it shall be determined by a court of competent jurisdiction that any provision or wording of this Section 13.12 shall be invalid or unenforceable under any applicable law, such invalidity shall not invalidate all of this Section 13.12. In that case, this Section 13.12 shall be construed so as to limit any term or provision so as to make it valid or enforceable within the requirements of such applicable law, and, in the event such term or provision cannot be so limited, this Section 13.12 shall be construed to omit such invalid or unenforceable provision.

(g)   The parties to this Agreement consent to the exclusive jurisdiction of the courts of, and the exclusivity of arbitration in New York, New York.

Section XIII.13   Equitable Remedies. Each party hereto acknowledges that a breach or threatened breach by such party of any of its obligations under this Agreement would give rise to irreparable harm to the other parties, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by such party of any such obligations, each of the other parties hereto shall, in addition to any and all other rights and remedies that may be available to them in respect of such breach, be entitled to equitable relief, including a temporary restraining order, an injunction, specific performance, and any other relief that may be available from an arbitrator or court of competent jurisdiction (without any requirement to post bond).

Section XIII.14   Attorneys' Fees. If any party hereto institutes any legal suit, action, or proceeding, including arbitration, against another party in respect of a matter arising out of or relating to this Agreement, the prevailing party in the suit, action, or proceeding shall be entitled to receive, in addition to all other damages to which it may be entitled, the costs incurred by such party in conducting the suit, action, or proceeding, including reasonable attorneys' fees and expenses and court costs.

Section XIII.15   Remedies Cumulative. The rights and remedies under this Agreement are cumulative and are in addition to and not in substitution for any other rights and remedies available at law or in equity or otherwise, except to the extent expressly provided herein to the contrary.

Section XIII.16   Counterparts. This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, email, or other means of Electronic Transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

Section XIII.17   Power of Attorney. By entering into this Agreement, each Member designates and appoints the Manager as the Member's true and lawful representative and attorney-in-fact, in its name, place, and stead to make, execute, sign, acknowledge, deliver or file the Certificate of Formation, any amendment thereto and such other instruments, documents, or certificates that may from time to time be required of the Company by the laws of the United States of America, the State of Wyoming or any other state or foreign jurisdiction in which the Company shall conduct its affairs in order to qualify or otherwise enable the Partnership to so conduct its affairs in such jurisdiction. Such attorney is hereby granted the authority on behalf of

each Member to amend this' Agreement and the Certificate of Formation (and to execute any amendment to this Agreement or the Certificate on behalf of itself and as attorney-in-fact for each Member) as may be required to effect (a) the admission of additional Member in accordance herewith, (b) transfers of Membership Interests in accordance herewith, and (c) any other amendments of this Agreement or the Certificate of Formation contemplated by this Agreement including, without limitation, amendments reflecting any action of the Member duly taken pursuant to this Agreement whether or not such Member voted in favor of or otherwise approved such action. The foregoing grant of authority (a) is a special power of attorney coupled with an interest in favor of the Manager and as such shall be irrevocable and shall survive the death or disability of a Member that is a natural person or the merger, dissolution or other termination of the existence of a Member that is a corporation, association, partnership, limited liability company, trust or other entity, and (b) shall survive the assignment by the Member of the whole or any portion of its interest, except that where the assignee of the whole thereof has furnished a power of attorney, this power of attorney shall survive such assignment for the sole purpose of enabling the Manager to execute, acknowledge and file any instrument necessary to effect any permitted substitution of the assignee for the assignor as a Member and shall thereafter terminate. Notwithstanding the foregoing, this power of attorney shall expire as to such Member immediately after the dissolution of the Company or the amendment of the Company's books and records to reflect the complete withdrawal of such person as a Member of the Company. The execution of this power of attorney is not intended to, and does not, revoke any prior powers of attorney executed by a Member. This power of attorney is not intended to, and shall not, be revoked by any subsequent power of attorney a Member may execute. This power of attorney shall be governed by and construed in accordance with the internal laws of the State of Wyoming.

Section XIII.18   Currency. All references in this Agreement to dollars or to $ are expressed in U.S. currency unless otherwise specifically indicated.

{SIGNATURE PAGE FOLLOWS}

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the dates indicated below.

The Company:

FLOWER TURBINES PROJECT SERIES 1 LLC,

a Wyoming limited liability company

By: Flower Turbines, Inc.

Its: Manager

By: MD Farb ______________________________

M. Daniel Farb, CEO

The Members:

Class A Members:

FLOWER TURBINES, INC.

By: MD Farb ______________________________

M. Daniel Farb, CEO


EXHIBIT A

FORM OF JOINDER AGREEMENT


Reference is hereby made to the Limited Liability Company Agreement, dated July 22, 2025, as amended from time to time (the "**LLC Agreement**" or "**Agreement**"), between the existing members and Flower Turbines Project Series 1 LLC, a company organized under the laws of Wyoming (the "**Company**"). Pursuant to and in accordance with the LLC Agreement, the undersigned hereby acknowledges that it has received and reviewed a complete copy of the LLC Agreement and agrees that upon execution of this Joinder, such the undersigned shall become a party to the LLC Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the LLC Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental.

Capitalized terms used herein without definition shall have the meanings ascribed thereto in the LLC Agreement.

IN WITNESS WHEREOF, the undersigned has executed this Joinder as of the date indicated below.

INDIVIDUAL MEMBER: **NON-INDIVIDUAL MEMBER:**

_____   _____
{Type or Print Exact Name of Member}   {Type or Print Exact Name of Member}

_____   By:_____
{Signature}   {Signature}

                                        Print Name:_____
                                        Print Title:_____

Address: _____

_____

Email: _____   Address: _____

                                                 _____

Date: _____

                                        Email: _____

                                        Date: _____

MEMBERS SCHEDULE

{Maintained by Company and Confidential}

<u>Class A Members</u>

Class A Member Name, Address	Capital Contribution	Number of Class A Units
Flower Turbines, Inc. PO Box 647 Lawrence, NY. 11559 E-mail: support.us@flowerturbines.com Attention: Daniel Farb	$100	100

EXHIBIT B – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

[sig|req|1]

____

Dr. Mark Daniel Farb

Authorized Signatory

Flower Turbines Projects Series 1

EXHIBIT C – AUDITED FINANCIAL STATEMENTS

Flower Turbines Projects Series 1 LLC

(A Wyoming Limited Liability Company)

Financial Statements
and
Independent Auditor's Report

For the Period from May 23, 2025 to June 30, 2025

TABLE OF CONTENTS

As of and for the Period from May 23, 2025 to June 30, 2025



www.rnbcapitalcpas.com
954-399-1914

Certified Public Accountants, Cyber Security, and Governance Risk & Compliance Professionals

INDEPENDENT AUDITOR'S REPORT

To: Flower Turbines Projects Series 1 LLC, Management

Opinion:

We have audited the accompanying financial statements of the LLC which comprise the balance sheets as of June 30, 2025 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the inception period May 23, 2025 - June 30, 2025 then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the LLC as of June 30, 2025 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion:

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the "Auditor''s Responsibilities" section of our report. We are required to be independent of the LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

As discussed in Note 1, specific circumstances raise substantial doubt about the LLC's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the LLC cannot continue its operations. Management's plans in regard to these matters are also described in Note 1. Our opinion is not modified with respect to the matter.

Management's Responsibility for the Financial Statements:

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the LLC's ability to continue as a going concern for the twelve months subsequent to the date this audit report is issued.

Auditor's Responsibility:

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the LLC's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the LLC's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.

RNB Capital LLC

Tamarac, FL
July 18, 2025

FLOWER TURBINES PROJECTS SERIES 1 LLC
BALANCE SHEET

AS OF JUNE 30,		2025
ASSETS		
Current Assets:		
Cash & Cash Equivalents	$	50
Total Current Assets		50
TOTAL ASSETS	$	50
LIABILITIES AND EQUITY		
Current Liabilities:		
Due to Flower Turbines, Inc.	$	615
Total Current Liabilities	$	-
TOTAL LIABILITIES		615
EQUITY		
Members' Capital	$	(565)
TOTAL EQUITY	$	(565)
TOTAL LIABILITIES AND EQUITY	$	50

See Accompanying Notes to these Audited Financial Statements

FLOWER TURBINES PROJECTS SERIES 1 LLC
STATEMENT OF OPERATIONS

PERIOD ENDED JUNE 30,		2025
Operating Expenses		
General & Administrative Expenses	$	565
Total Operating Expenses		**565**
Total Loss from Operations	$	**565**
Net Income (Loss)	$	**(565)**

See Accompanying Notes to these Audited Financial Statements

FLOWER TURBINES PROJECTS SERIES 1 LLC
STATEMENT OF MEMBER'S EQUITY

	Members' Capital		Retained Earnings	Total Members'
	Units	$ Amount	(Deficit)	Equity
Inception- 5/23/25	-	-	-	-
Net income (loss)	-	-	(565)	(565)
Ending balance at 6/30/25	-	-	(565)	(565)

See Accompanying Notes to these Audited Financial Statements

FLOWER TURBINES PROJECTS SERIES 1 LLC
STATEMENT OF CASH FLOWS

PERIOD ENDED JUNE 30,		2025
OPERATING ACTIVITIES		
Net Income (Loss)	$	(565)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:		-
Net Cash provided by (used in) Operating Activities	$	(565)
INVESTING ACTIVITIES		
Net Cash provided by (used in) Investing Activities	$	-
FINANCING ACTIVITIES		
Loan from Flower Turbines, Inc.	$	615
Net Cash provided by (used in) Financing Activities	$	615
Cash at the beginning of period		-
Net Cash increase (decrease) for period	$	50
Cash at end of period	$	50

See Accompanying Notes to these Audited Financial Statements

FLOWER TURBINES PROJECTS SERIES 1 LLC

Notes to the Unaudited Financial Statements

June 30, 2025

$USD

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Flower Turbines Projects Series 1 LLC (the "LLC") is a Wyoming Limited Liability Company organized on May 23, 2025. The LLC was organized for the purpose of engaging in small wind turbine projects, namely selling electricity to commercial properties where the LLC installs the turbines. Flower Turbines, Inc. (the "Manager"), a Delaware corporation that files annual and semiannual reports with the Securities and exchange commission (the "SEC"), is the manager of the LLC.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt about the Entity's Ability to Going Concern:

The LLC was formed on May 23, 2025, and had limited operations through June 30, 2025. As of that date, the LLC had not yet generated revenue and was dependent on funding from Flower Turbines, Inc. (the "Manager") to support its start-up costs and planned operations.

While the Manager has provided an initial loan to the LLC, the Manager has incurred recurring losses and has not entered into a binding agreement to continue funding the LLC. As a result, there is no assurance that additional funding will be available to the LLC as needed.

These conditions raise substantial doubt about the LLC's ability to continue as a going concern within one year after the date the financial statements are issued. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The LLC's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). the LLC's fiscal year ends on December 31. The LLC has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent

assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates and such differences may be material.

<u>General and Administrative</u>

General and administrative expenses consist of entity formation costs.

<u>Income Taxes</u>

The LLC applies the provisions of ASC 740, Income Taxes, which address the recognition and measurement of uncertain tax positions. Under this guidance, a tax benefit is recognized only if it is more likely than not that the position would be sustained upon examination by taxing authorities, based on the technical merits of the position.

The LLC was formed on May 23, 2025, and has evaluated its tax positions for the period from inception through June 30, 2025. Based on this evaluation, management has concluded that there are no uncertain tax positions requiring recognition in the financial statements.

As a limited liability company treated as a partnership for U.S. federal and state income tax purposes, the LLC is not subject to income taxes. Instead, the members are individually responsible for reporting their share of the LLC's income or loss on their personal income tax returns. Accordingly, no provision for income taxes has been recorded in the accompanying financial statements.

The LLC's initial tax year ends on December 31, 2025. As of the date of these financial statements, no income tax returns have been filed, and no tax years are currently under examination by taxing authorities.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The LLC follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

The LLC received a $100 loan from Flower Turbines, Inc., who serves as the Manager for start-up costs. The Manager is responsible for controlling and directing the business affairs of the LLC, including making operational decisions, managing day-to-day activities, and overseeing the deployment of capital and resources. $50 was repaid to Flower Turbines, Inc. during the audit period.

Additionally, The Manager paid formation fees of $565 on behalf of the LLC, which will be repaid at a later date.

Further, each year's profits are first allocated to the investors till they reach 5% of their invested capital. This profit includes any tax credits (30-40%) and carbon credits. After the investors receive 5% of their invested capital for that year, profits are split between the investors and the Manager. No profits were earned/allocated as of the audit date.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The LLC is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the LLC is currently complying with all relevant laws and regulations. The LLC does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

As stated in Note 3, the LLC received a $200 loan from Flower Turbines, Inc., the Manager. $50 was repaid during the audit period. The loan is zero percent interest and due on demand.

NOTE 6 – EQUITY

As of June 30, 2025, Flower Turbines Projects Series 1 LLC (the "LLC") had a single class of membership interests authorized and outstanding. The LLC was organized on May 23, 2025, as a Wyoming limited liability company for the purpose of engaging in small wind turbine projects, including the sale of electricity to commercial properties utilizing LLC-installed turbines.

In accordance with the terms of the LLC's operating agreement, Flower Turbines, Inc. (the "Manager") has been designated as the manager of the LLC. The Manager oversees the operations and business affairs of the LLC but does not hold a membership interest as of the reporting date, unless otherwise disclosed.

As a newly formed entity, the LLC has not issued any profits interests, preferred equity, or incentive equity as of June 30, 2025.

No additional contributions, withdrawals, or equity-based compensation arrangements occurred during the period from inception through June 30, 2025.

NOTE 7 – SUBSEQUENT EVENTS

The LLC has evaluated events subsequent to June 30, 2025 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through July 18, 2025 the date these financial statements were available to be issued. No events require recognition or disclosure.